PROSPECTUS	Filed Pursuant to Rule 424(b)(3) Registration No. 333-207156

Vertex Energy, Inc.

1,615,354 Shares of Common Stock

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This prospectus relates to the resale by the selling stockholders named herein of 1,615,354 shares of common stock, par value $0.001 per share, which we refer to as common stock, of Vertex Energy, Inc., which we refer to as us, we or Vertex Energy, including (a) 299,509 shares of common stock issuable upon conversion of 299,509 outstanding shares of Series B Preferred Stock previously issued in-kind, in lieu of dividends payable in cash on Series B Preferred Stock (which convert into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)); and (b) 1,315,845 shares of common stock (i) issuable in lieu of dividends payable in cash, on outstanding shares of Series B Preferred Stock and additional shares of Series B Preferred Stock issued in the future, in-kind, in lieu of dividends payable in cash; or (ii) issuable upon conversion of additional shares of Series B Preferred Stock issued in-kind in the future (which convert into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)), in lieu of dividends payable in cash on outstanding shares of Series B Preferred Stock and additional shares of Series B Preferred Stock issued in the future, in-kind, in lieu of dividends payable in cash, by the selling stockholders named herein.

Pursuant to a registration statement on Form S-1 filed by us on June 27, 2015, which was declared effective by the SEC on August 6, 2015 (SEC File No. 333-205871), we previously registered (a) 8,064,534 shares of common stock issuable upon exercise of 8,064,534 outstanding shares of our Series B Preferred Stock; (b) 2,568,499 shares of common stock (i) issuable in lieu of dividends payable in cash on such Series B Preferred Stock; or (ii) issuable upon conversion of additional shares of Series B Preferred Stock issued in-kind in lieu of dividends payable in cash on such outstanding Series B Preferred Stock (collectively, “Dividend Shares”)1; and (c) 4,032,267 shares of common stock that are issuable in connection with the exercise of outstanding warrants to purchase 4,032,267 shares of common stock at an exercise price of $2.92 per share (provided that concurrently herewith we are amending such prior registration statement to update such registration statement and to remove the registration of any Dividend Shares and further amend such registration statement to remove the registration of Series B Preferred Stock shares which are no longer outstanding and to make various other amendments). As described above, the registration statement of which this prospectus forms a part registers shares of common stock issuable upon conversion of 299,509 Series B Preferred Stock shares issued to date, in-kind, in lieu of cash dividends on Series B Preferred Stock, and 1,315,845 shares of common stock issuable in lieu of accrued dividends on Series B Preferred Stock, and upon conversion of additional shares of Series B Preferred Stock, issued in-kind, in lieu of accrued dividends on outstanding shares of Series B Preferred Stock and additional shares of Series B Preferred Stock issued in the future, in-kind, in lieu of dividends payable in cash.

The shares of common stock described in this prospectus may be offered for sale from time to time by the selling stockholders named herein. The selling stockholders may offer and sell the shares in a variety of transactions as described under the heading “Plan of Distribution” beginning on page 33, including transactions on any stock exchange, market or facility on which our common stock may be traded, in privately negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. We have no basis for estimating either the number of shares of our common stock that will ultimately be sold by the selling stockholders or the prices at which such shares will be sold.

We are not selling any securities covered by this prospectus and will not receive any of the proceeds from the sale of such shares by the selling stockholders. We are registering shares of common stock on behalf of the selling stockholders. We are bearing all of the expenses in connection with the registration of the shares of common stock, but all selling and other expenses incurred by the selling stockholders, including commissions and discounts, if any, attributable to the sale or disposition of the shares will be borne by them.

The selling stockholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Our common stock is listed on the NASDAQ Capital Market under the symbol “VTNR”. The closing price for our common stock on August 15, 2016 was $1.37 per share.

Investing in our securities involves risks. You should carefully consider the risk factors beginning on page 12 of this prospectus and set forth in the documents incorporated by reference herein before making any decision to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 31, 2016.

1 A total of 2,568,499 shares of common stock (i) issuable in lieu of dividends payable in cash on such Series B Preferred Stock outstanding as of July 27, 2015; or (ii) issuable upon conversion of additional shares of Series B Preferred Stock issued in-kind in lieu of dividends payable in cash on outstanding shares of Series B Preferred Stock, as of July 27, 2015 (“Prior Series B Dividend Shares”), were previously registered in the Company’s Registration Statement on Form S-1 (File No. 333-205871) filed with the Securities and Exchange Commission on July 27, 2016, and declared effective on August 6, 2016 (the “Series B Share Registration Statement”). Subsequently, the Company determined the Series B Share Registration Statement had to be amended to, among other things, remove from registration (a) certain shares of common stock issuable upon conversion of Series B Preferred Stock shares (and dividends accrued and which may have accrued from time to time on such shares) which were repurchased by the Company, as described below under “Prospectus Summary” – “May 2016 Unit Offering”; (b) Prior Series B Dividend Shares associated with the Series B Preferred Stock shares described in (a); and (c) certain shares of common stock issuable upon conversion of Series B Preferred Stock shares previously converted into common stock. In connection with such amendment, the Company determined it would be easiest to bifurcate the current Registration Statement, of which this prospectus forms a part and the prior Series B Share Registration Statement, to include all of the shares of common stock (i) issuable in lieu of dividends payable in cash, on outstanding shares of Series B Preferred Stock and additional shares of Series B Preferred Stock issued in the future, in-kind, in lieu of dividends payable in cash; or (ii) issuable upon conversion of additional shares of Series B Preferred Stock issued in-kind in the future (which convert into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)), in lieu of dividends payable in cash on outstanding shares of Series B Preferred Stock and additional shares of Series B Preferred Stock issued in the future, in-kind, in lieu of dividends payable in cash, by the selling stockholders named herein, on the Registration Statement of which this prospectus forms a part and remove all of the Prior Series B Dividend Shares from the Series B Share Registration Statement. As such, a total of 1,473,986 of the shares of common stock included in the Registration Statement of which this prospectus forms a part (which number includes 299,509 shares of common stock issuable upon conversion of 299,509 outstanding shares of Series B Preferred Stock), were previously included in the Prior Series B Dividend Shares.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC” or the “Commission”). This prospectus relates to the resale by the selling stockholders listed in this prospectus of up to 1,615,354 shares of our common stock. We will not receive any proceeds from the resale of any of the shares by the selling stockholders. We have agreed to pay for the expenses related to the registration of the shares being offered by the selling stockholders.

Pursuant to a registration statement on Form S-1 filed by us on June 27, 2015, which was declared effective by the SEC on August 6, 2015 (SEC File No. 333-205871)(the “Prior Form S-1”), we previously registered (a) 8,064,534 shares of common stock issuable upon exercise of 8,064,534 outstanding shares of our Series B Preferred Stock; and 2,568,499 shares of common stock (i) issuable in lieu of dividends payable in cash on such Series B Preferred Stock; or (ii) issuable upon conversion of additional shares of Series B Preferred Stock issued in-kind in lieu of dividends payable in cash on such outstanding Series B Preferred Stock (collectively, (i) and (ii), the “Dividend Shares”); and (c) 4,032,267 shares of common stock that are issuable in connection with the exercise of outstanding warrants to purchase 4,032,267 shares of common stock at an exercise price of $2.92 per share. Concurrently herewith, we are amending the Prior Form S-1 to remove the registration of the Dividend Shares and to make various other amendments to such Prior Form S-1. As described above, the registration statement of which this prospectus forms a part registers shares of common stock issuable upon conversion of 299,509 Series B Preferred Stock shares issued to date, in-kind, in lieu of cash dividends on Series B Preferred Stock, and 1,315,845 shares of common stock issuable in lieu of accrued dividends on Series B Preferred Stock, and upon conversion of additional shares of Series B Preferred Stock, issued in-kind, in lieu of accrued dividends on shares of Series B Preferred Stock in the future.

You should read this prospectus, including all documents incorporated herein by reference, together with additional information described under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference”, beginning on pages 33 and 34, respectively, before making an investment decision.

This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or our securities offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find More Information”, beginning on page 33.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates and is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should assume that the information appearing in this prospectus, as well as information we have previously filed with the SEC and incorporated herein by reference, is accurate as of the date of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

We will disclose any material changes in our affairs in a post-effective amendment to the registration statement of which this prospectus is a part, or a prospectus supplement. We do not imply or represent by delivering this prospectus that Vertex Energy, Inc., or its business, financial condition or results of operations, are unchanged after the date on the front of this prospectus or that the information in this prospectus is correct at any time after such date, provided that we will amend or supplement this prospectus to disclose any material events which occur after the date of such prospectus to the extent required by applicable law.

Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the United States.

In this prospectus, we may rely on and refer to information regarding the refining, re-refining, used oil, and oil and gas industries in general from market research reports, analyst reports and other publicly available information. Although we believe that this information is reliable, we cannot guarantee the accuracy and completeness of this information, and we have not independently verified any of it. Some data is also based on our good faith estimates. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” beginning on page 12 of this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Please see the “Glossary of Selected Terms” incorporated by reference as Exhibit 99.1 to the registration statement of which this prospectus forms a part, for a list of abbreviations and definitions used throughout this prospectus.

Unless the context otherwise requires, references in this prospectus to “we,” “us,” “our,” the “Registrant”, the “Company,” “Vertex” and “Vertex Energy” refer to Vertex Energy, Inc. and its subsidiaries. All dollar amounts in this prospectus are in U.S. dollars unless otherwise stated. You should read the entire prospectus before making an investment decision to purchase our securities.

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PROSPECTUS SUMMARY

The following summary highlights material information found in more detail elsewhere in, or incorporated by reference in, the prospectus. It does not contain all of the information you should consider. As such, before you decide to buy our securities, in addition to the following summary, we urge you to carefully read the entire prospectus and documents incorporated by reference herein, especially the risks of investing in our securities as discussed under “Risk Factors” herein and therein. The following summary is qualified in its entirety by the detailed information appearing elsewhere in this prospectus.

General

We are an environmental services company that recycles industrial waste streams and off-specification commercial chemical products. Our primary focus is recycling used motor oil and other petroleum by-products. We are engaged in operations across the entire petroleum recycling value chain including collection, aggregation, transportation, storage, re-refinement, and sales of aggregated feedstock and re-refined products to end users. We operate in the following three divisions: the Black Oil, Refining and Marketing, and Recovery divisions. Our Black Oil division collects and purchases used motor oil directly from third-party generators, aggregates used motor oil from an established network of local and regional collectors, and sells used motor oil to our customers for use as a feedstock or replacement fuel for industrial burners. Our Refining and Marketing division aggregates and manages the re-refinement of used motor oil and other petroleum by-products and sells the re-refined products to end customers. Our Recovery division is a generator solutions company for the proper recovery and management of hydrocarbon streams. We operate three refining facilities, one located in Marrero, Louisiana which processes used motor oil into vacuum gas oil (VGO), one located in Columbus, Ohio which produces a base oil product that is sold to lubricant packagers and distributors, and a third refining facility located in Baytown, Texas, that uses our proprietary Thermal Chemical Extraction Process (“TCEP”) (described below) technology, which is currently not being operated due to economic factors, and we also utilize third-party processing facilities.

During fiscal 2013 and 2014 we acquired 100% of E-Source Holdings, LLC (“E-Source”), a company that leases and operates a facility located in Houston, Texas, and provides dismantling, demolition, decommission and marine salvage services at industrial facilities throughout the Gulf Coast. E-Source also owns and operates a fleet of trucks and other vehicles used for shipping and handling equipment and scrap materials.

We acquired certain assets and operations from Omega Holdings, LLC (“Omega”) in May 2014. Included in the acquisition was Omega’s Marrero, Louisiana re-refinery and Myrtle Grove complex in Belle Chasse, Louisiana and ownership of Golden State Lubricants Works, LLC (“Golden State”). The Marrero, Louisiana facility re-refines used motor oil and also produces vacuum gas oil. Golden State operates a strategic blending and storage facility located in Bakersfield, California.

We also acquired certain assets and operations from Warren Ohio Holdings Co., LLC. f/k/a Heartland Group Holdings, LLC (“Heartland”) in December 2014. Included in the acquisition were substantially all of the assets and operations of Heartland related to and used in an oil re-refinery and, in connection with the collecting, aggregating and purchasing of used lubricating oils and the re-refining of such oils into processed oils and other products for the distribution, supply and sale to end-customers, including raw materials, finished products and work-in process, equipment and other fixed assets, customer lists and marketing information, the name ‘Heartland’ and other related trade names, Heartland’s real property relating to its used oil refining facility located in Columbus, Ohio, used oil storage and transfer facilities located in Columbus, Zanesville and Norwalk, Ohio (provided that the acquisition of the Norwalk, Ohio location is subject to certain terms and conditions and has not closed yet), and leases related to storage and transfer facilities located in Zanesville, Ohio, Mount Sterling, Kentucky, and Ravenswood, West Virginia. As part of the acquisition, we also assumed certain liabilities of Heartland associated with certain assumed and acquired agreements.

Black Oil Division

Our Black Oil division is engaged in operations across the entire used motor oil recycling value chain including collection, aggregation, transportation, storage, refinement, and sales of aggregated feedstock and re-refined products to end users. We collect and purchase used oil directly from generators such as oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries, and petrochemical manufacturing operations. We collect and purchase used oil directly from generators such as oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries, and petrochemical manufacturing operations. We own a fleet of 26 collection vehicles, which routinely visit generators to collect and purchase used motor oil. We also aggregate used oil from a diverse network of approximately 50 suppliers who operate similar collection businesses to ours.

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We manage the logistics of transport, storage and delivery of used oil to our customers. We own a fleet of 15 transportation trucks and more than 150 aboveground storage tanks with over 7.3 million gallons of storage capacity. These assets are used by both the Black Oil division and the Refining and Marketing division. In addition, we also utilize third parties for the transportation and storage of used oil feedstocks. Typically, we sell used oil to our customers in bulk to ensure efficient delivery by truck, rail, or barge. In many cases, we have contractual purchase and sale agreements with our suppliers and customers, respectively. We believe these contracts are beneficial to all parties involved because it ensures that a minimum volume is purchased from collectors and generators, a minimum volume is sold to our customers, and we are able to minimize our inventory risk by a spread between the costs to acquire used oil and the revenues received from the sale and delivery of used oil. We also use our proprietary TCEP technology to re-refine used oil into marine fuel cutterstock and a higher-value feedstock for further processing; however we are currently not utilizing our TCEP technology due to market conditions. In addition, at our Marrero facility we produce a Vacuum Gas Oil (VGO) product that is sold to refineries as well as to the marine fuels market. At our Columbus, Ohio facility (Heartland Petroleum) we produce a base oil product that is sold to lubricant packagers and distributors.

Refining and Marketing Division

Our Refining and Marketing division is engaged in the aggregation of feedstock, re-refining it into higher value end products, and selling these products to our customers, as well as related transportation and storage activities. We aggregate a diverse mix of feedstocks including used motor oil, petroleum distillates, transmix and other off-specification chemical products. These feedstock streams are purchased from pipeline operators, refineries, chemical processing facilities and third-party providers, and are also transferred from our Black Oil division. We have a toll-based processing agreement in place with KMTEX to re-refine feedstock streams, under our direction, into various end products that we specify. KMTEX uses industry standard processing technologies to re-refine our feedstocks into pygas, gasoline blendstock and marine fuel cutterstock. We sell all of our re-refined products directly to end-customers or to processing facilities for further refinement.

Recovery Division

The Recovery division is a generator solutions company for the proper recovery and management of hydrocarbon streams. The Recovery division also provides industrial dismantling, demolition, decommissioning, investment recovery and marine salvage services in industrial facilities. The Company (through this division) owns and operates a fleet of eight trucks and heavy equipment used for processing, shipping and handling of reusable process equipment and other scrap commodities.

We currently provide our services in 15 states, primarily in the Gulf Coast and Central Midwest regions of the United States. For the rolling twelve month period ending June 30, 2016, we aggregated approximately 105 million gallons of used motor oil and other petroleum by-product feedstocks and managed the re-refining of approximately 71.4 million gallons of used motor oil with our proprietary TCEP, VGO and Base Oil processes.

Biomass Renewable Energy

We are also continuing to work on joint development commercial projects which focus on the separation of municipal solid waste into feedstocks for energy production. We are very selective in choosing opportunities that we believe will result in value for our shareholders; however, the ongoing venture may not successfully bring any projects to a point of financing or successful construction and operation.

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Thermal Chemical Extraction Process

We own the intellectual property for our patented TCEP. TCEP is a technology which utilizes thermal and chemical dynamics to extract impurities from used oil which increases the value of the feedstock. We intend to continue to develop our TCEP technology and design with the goal of producing additional re-refined products, including lubricating base oil.

TCEP differs from conventional re-refining technologies, such as vacuum distillation and hydrotreatment, by relying more heavily on chemical processes to remove impurities rather than temperature and pressure. Therefore, the capital requirements to build a TCEP plant are typically much less than a traditional re-refinery because large feed heaters, vacuum distillation columns, and a hydrotreating unit are not required. The end product currently produced by TCEP is used as fuel oil cutterstock. Conventional re-refineries produce lubricating base oils or product grades slightly lower than base oil that can be used as industrial fuels or transportation fuel blendstocks.

We currently estimate the cost to construct a new, fully-functional, commercial facility using our TCEP technology, with annual processing capacity of between 25 and 50 million gallons at another location would be approximately $10 to $15 million, which could fluctuate based on throughput capacity. The facility infrastructure would require additional capitalized expenditures which would depend on the location and site specifics of the facility. As noted above, we are currently not utilizing this technology.

Strategy and Plan of Operations

The principal elements of our strategy include:

Pursue Strategic Acquisitions and Partnerships

 We plan to grow market share by consolidating feedstock supply through partnering with or acquiring collection and aggregation assets. Our executive team has a proven ability to evaluate resource potential and identify acquisition targets, funding permitting. The acquisitions and/or partnerships could increase our revenue and provide better control over the quality and quantity of feedstock available for resale and/or upgrading as well as providing additional future locations for the implementation of TCEP, assuming TCEP once again becomes economically viable. In addition, we intend to pursue further vertical integration opportunities by acquiring complementary recycling and processing technologies where we can realize synergies by leveraging our customer and vendor relationships, infrastructure, and personnel, and by eliminating duplicative overhead costs.

Expand Feedstock Supply Volume

We intend to expand our feedstock supply volume by growing our collection and aggregation operations. We plan to increase the volume of feedstock we collect directly by developing new relationships with generators and working to displace incumbent collectors; increasing the number of collection personnel, vehicles, equipment, and geographical areas we serve; and acquiring collectors in new or existing territories. We intend to increase the volume of feedstock we aggregate from third-party collectors by expanding our existing relationships and developing new vendor relationships. We believe that our ability to acquire large feedstock volumes will help to cultivate new vendor relationships because collectors often prefer to work with a single, reliable customer rather than manage multiple relationships and the uncertainty of excess inventory.

Broaden Existing Customer Relationships and Secure New Large Accounts

We intend to broaden our existing customer relationships by increasing sales of used motor oil and re-refined products to these accounts. In some cases, we may also seek to serve as our customers’ primary or exclusive supplier. We also believe that as we increase our supply of feedstock and re-refined products that we will secure larger customer accounts that require a partner who can consistently deliver high volumes.

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Re-Refine Higher Value End Products

We intend to develop, lease, or acquire technologies to re-refine our feedstock supply into higher-value end products. We believe that the expansion of our facilities and our technology, and investments in additional technologies, will enable us to upgrade feedstock into end products, such as lubricating base oil, that command higher market prices than the current re-refined products we produce.

Products and Services

We generate substantially all of our revenue from the sale of four product categories. All of these products are commodities that are subject to various degrees of product quality and performance specifications.

Used Motor Oil

Used motor oil is a petroleum-based or synthetic lubricant that contains impurities such as dirt, sand, water, and chemicals.

Fuel Oil

Fuel Oil is a distillate fuel which is typically blended with lower quality fuel oils. The distillation of used oil and other petroleum by-products creates a fuel with low viscosity, as well as low sulfur, ash, and heavy metal content, making it an ideal blending agent.

Pygas

Pygas, or pyrolysis gasoline, is a product that can be blended with gasoline as an octane booster or that can be distilled and separated into its components, including benzene and other hydrocarbons.

Gasoline Blendstock

Naphthas and various distillate products are used for blending or compounding into finished motor gasoline. These components can include reformulated gasoline blendstock for oxygenate blending (RBOB) but exclude oxygenates (alcohols and ethers), butane, and pentanes plus.

Base Oil

An oil to which other oils or substances are added to produce a lubricant. Typically the main substance in lubricants, base oils, are refined from crude oil.

Unit Offering

On June 24, 2015, we closed the transactions contemplated by the June 19, 2015 Unit Purchase Agreement (the “Purchase Agreement”) entered into with certain institutional investors (the “Investors”), pursuant to which we agreed to sell to the Investors an aggregate of 8,064,534 units (the “Units”), each consisting of (i) one share of Amended and Restated Series B Convertible Preferred Stock of the Company, $0.001 par value per share (the “Series B Preferred Stock”) and (ii) one warrant to purchase one-half of a share of common stock of the Company, $0.001 par value per share (each a “Warrant” and collectively, the “Warrants”). The Units were sold at a price of $3.10 per Unit (the “Unit Price”) (a 6.1% premium to the closing bid price of the Company’s common stock on the NASDAQ Capital Market on the date the Purchase Agreement was entered into which was $2.91 per share (the “Closing Bid Price”)). The Warrants have an exercise price of $2.92 per share ($0.01 above the Closing Bid Price). Total gross proceeds from the offering of the Units (the “Offering”) was $25.0 million.

Craig-Hallum Capital Group LLC (the “Placement Agent”) acted as exclusive placement agent in connection with the Offering. The Placement Agent received a commission equal to 6.5% of the gross proceeds (less $4.0 million raised from certain investors in the Offering for which they received no fee) from the Offering, for an aggregate commission of $1.365 million.

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As described in greater detail below, the holders of the Series B Preferred Stock have the right to convert such preferred stock shares into common stock of the Company on a one-for-one basis (subject to adjustments for stock splits and recapitalizations), subject to certain restrictions described below.

We used the net proceeds from the Offering to repay amounts owed under the terms of that certain Credit and Guaranty Agreement entered into between the Company, Vertex Energy Operating, LLC, substantially all of our subsidiaries, Goldman Sachs Specialty Lending Holdings, Inc. (the “Lender”) and Goldman Sachs Bank USA, as administrative agent for the Lender (“Agent”), dated as of and originally entered into on May 2, 2014, as amended, restated, modified, supplemented, refinanced, renewed, extended, and revised from time to time (the “Credit Agreement”), in the amount of $15.1 million and plan to use the remaining proceeds for general corporate and working capital purposes.

The Series B Preferred Stock accrues a dividend, payable quarterly in arrears (based on calendar quarters), in the amount of 6% per annum of the original issuance price of the Series B Preferred Stock ($3.10 per share).

The dividend is payable by the Company, at the Company’s election, in registered common stock of the Company (if available) or cash, provided that any cash dividend payment is subject to us previously having repaid all amounts owed to our senior lender. In the event dividends are paid in registered common stock of the Company, the number of shares payable is calculated by dividing (a) the accrued dividend by (b) 90% of the arithmetic average of the volume weighted average price (VWAP) of the Company’s common stock for the 10 trading days immediately prior to the applicable date of determination (the “Dividend Stock Payment Price”). Notwithstanding the foregoing, in no event may the Company pay dividends in common stock unless the applicable Dividend Stock Payment Price is above $2.91. If the Company is prohibited from paying the dividend in cash (due to contractual senior credit agreements or other restrictions) or is unable to pay the dividend in registered common stock, the dividend will be paid in-kind in Series B Preferred Stock shares at $3.10 per share.

The Series B Preferred Stock includes a liquidation preference (in the amount of $3.10 per share) which is junior to the Company’s previously outstanding shares of preferred stock, senior credit facilities and other debt holders as provided in further detail in the Designation.

The Series B Preferred Stock (including accrued and unpaid dividends) is convertible into shares of the Company’s common stock at the holder’s option at any time after closing at $3.10 per share (initially a one-for-one basis (subject to adjustments for stock splits and recapitalizations)). If the Company’s common stock trades at or above $6.20 per share for a period of 20 consecutive trading days at any time following the effective date of a resale registration statement which we were required to file to register the resale of the shares of common stock underlying the Series B Preferred Stock and Warrants pursuant to the Purchase Agreement, as described below, which registration statement was declared effective on August 6, 2015, the Company may at such time force conversion of the Series B Preferred Stock (including accrued and unpaid dividends) into common stock of the Company.

The Series B Preferred Stock votes together with the common stock on an as-converted basis, provided that each holder’s voting rights are subject to and limited by the Beneficial Ownership Limitation described below.

The Company has the option to redeem the outstanding shares of Series B Preferred Stock at $3.10 per share, plus any accrued and unpaid dividends on such Series B Preferred Stock redeemed, at any time beginning on June 24, 2017, and the Company is required to redeem the Series B Preferred Stock at $3.10 per share, plus any accrued and unpaid dividends, on June 24, 2020. Notwithstanding either of the foregoing, the Series B Preferred Stock may not be redeemed unless and until amounts outstanding under the Company’s senior credit facility have been paid in full.

The Warrants are exercisable beginning 185 days after the date of the closing of the Offering (December 26, 2015) and have a term of 5.5 years. The Warrants contain a cashless exercise provision in connection with any shares that are not then registered by the Company.

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Both the Series B Preferred Stock and the Warrants contain a provision prohibiting the conversion of the Series B Preferred Stock (and voting associated therewith) and the exercise of the Warrants, into common stock of the Company, if upon such conversion or exercise, as applicable, the holder thereof would beneficially own more than 9.999% of the Company’s then outstanding common stock (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation does not apply to forced conversions undertaken by the Company pursuant to the terms of the Designation (summarized above). In addition to the Beneficial Ownership Limitation, certain of the Investors also entered into agreements with us to limit their ability to effect conversions of Series B Preferred Stock (and exercise of Warrants), to prohibit them contractually from converting (or exercising) such applicable security if upon such conversion (or exercise) they would beneficially own more than 4.999% of our outstanding common stock. As described above, each holder’s voting rights in connection with the Series B Preferred Stock are also limited by the Beneficial Ownership Limitation.

In addition, under the Purchase Agreement, the Company agreed to register the shares of common stock issuable upon conversion of the Series B Preferred Stock and upon exercise of the Warrants under the Securities Act of 1933, as amended, for resale by the Investors, which registration statement was declared effective by the SEC on August 6, 2015. The Purchase Agreement provides for liquidated damages upon the occurrence of certain events, including, but not limited to, the suspension of the registration statement. The amount of the liquidated damages is 1.0% of the aggregate subscription amount paid by an Investor for the Units affected by the event that are still held by the Investor upon the occurrence of the event, due on the date immediately following the event that caused such failure (or the 30th day following such event if the event relates to the suspension of the registration statement as described in the Purchase Agreement), and each 30 days thereafter, with such payments to be prorated on a daily basis during each 30 day period, subject to a maximum of an aggregate of 6% per annum.

Under the Purchase Agreement, the Company has agreed to indemnify the Investors for liabilities arising out of or relating to (i) any untrue statement of a material fact contained in the registration statement, (ii) any inaccuracy in the representations and warranties of the Company contained in the Purchase Agreement or the failure of the Company to perform its obligations under the Purchase Agreement and (iii) any failure by the Company to fulfill any undertaking included in the prior registration statement or the registration statement of which this prospectus forms a part, subject to certain exceptions. The Investors, severally, and not jointly agreed to indemnify the Company against (i) any failure by such Investor to comply with the covenants and agreements contained in the Purchase Agreement and (ii) any untrue statement of a material fact contained in the prior registration statement or the registration statement of which this prospectus forms a part, to the extent such untrue statement was made in reliance upon and in conformity with written information furnished by or on behalf of that Investor specifically for use in preparation of the prior registration statement or the registration statement of which this prospectus forms a part, subject to certain exceptions.

The Company agreed pursuant to the Purchase Agreement, that until 60 days following effectiveness of the registration statement filed to register the shares of common stock underlying the Series B Preferred Stock and Warrants, which was declared effective on August 6, 2015, and which period therefore ends on October 5, 2015 (the “Lock-Up Period”), to not offer or sell any common stock or securities convertible or exercisable into common stock, except pursuant to certain exceptions described in the Purchase Agreement, and each of the Company’s officers and directors agreed to not sell or offer for sale any shares of common stock until the end of the Lock-Up Period, subject to certain exceptions.

May 2016 Unit Offering

On May 13, 2016, we closed the transactions contemplated by the May 10, 2016 Unit Purchase Agreement (the “May 2016 Purchase Agreement”) entered into with certain accredited investors (the “May 2016 Investors”), pursuant to which we sold to the May 2016 Investors an aggregate of 12,403,683 units (the “May 2016 Units”), each consisting of (i) one share of Series B1 Preferred Stock of the Company, $0.001 par value per share (the “Series B1 Preferred Stock”) and (ii) one warrant to purchase one-quarter of a share of common stock of the Company, $0.001 par value per share, totaling an aggregate of warrants to purchase 3,100,926 shares of common stock (each a “May 2016 Warrant” and collectively, the “May 2016 Warrants”). The May 2016 Units were sold at a price of $1.56 per Unit (the “May 2016 Unit Price”) (a 2.6% premium to the closing bid price of the Company’s common stock on the NASDAQ Capital Market on the date the May 2016 Purchase Agreement was entered into which was $1.52 per share (the “May 2016 Closing Bid Price”)). The May 2016 Warrants have an exercise price of $1.53 per share ($0.01 above the May 2016 Closing Bid Price), are exercisable beginning 185 days after the date of the closing of the May 2016 Offering (November 14, 2016), have a term of 5.5 years and have cashless exercise rights to the extent the shares of common stock issuable upon exercise of the May 2016 Warrants are not registered with the Securities and Exchange Commission. Total gross proceeds from the offering of the May 2016 Units (the “May 2016 Offering”) were $19,349,740.

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A total of $18,649,738 of the securities sold in the May 2016 Offering were purchased by investors who participated in the Company’s prior June 2015 Offering of Series B Preferred Stock and Warrants (described above). A total of 60% of the funds received from such investors was used to immediately repurchase such investors’ Series B Preferred Stock. As a result, a total of $11,189,838 of the proceeds raised in the May 2016 Offering were used to immediately repurchase and retire 3,575,070 shares of Series B Preferred Stock and pay accrued interest on such repurchased shares through the closing date (the “Repurchases”), leaving net proceeds of approximately $7.5 million, after deducting placement agent’s fees, described below and offering expenses. Of these net proceeds, $800,000 was used to pay amounts owed at the end of June 2016, under the terms of that certain Amended and Restated Credit and Guaranty Agreement entered into between the Company, Vertex Energy Operating, LLC, substantially all of our subsidiaries, Goldman Sachs Specialty Lending Holdings, Inc. (the “Lender”) and Goldman Sachs Bank USA, as administrative agent for the Lender (“Agent”), dated as of and originally entered into on January 29, 2016, as amended, restated, modified, supplemented, refinanced, renewed, extended, and revised from time to time (the “Credit Agreement”), and the remaining proceeds are planned to be used for working capital purposes and potential acquisitions.

Additional Information

Additional information about us can be obtained from the documents incorporated by reference herein. See “Where You Can Find More Information.”

Our Contact Information

Our principal office is located at 1331 Gemini Street, Suite 250, Houston, Texas 77058. Our phone number is (866) 660-8156. Our website address is www.vertexenergy.com. Information on our website or any other website is not, and will not be a part of this prospectus and is not incorporated by reference into this prospectus.

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THE OFFERING

Common Stock Offered by the Selling Stockholders	1,615,354 shares[1]

Common Stock Outstanding Before this Offering	29,749,974 shares[2]

Common Stock Outstanding After this Offering	31,365,328 shares[3]

Use of Proceeds	We will not receive any proceeds from the sale of shares in this offering by the selling stockholders. See “Use of Proceeds” beginning on page 16.

Risk Factors	An investment in our Common Stock involves a high degree of risk. Before making an investment decision, investors should carefully consider the “Risk Factors” discussed beginning on page 12, as well as the “Risk Factors” and “Forward-Looking Statements” in our Annual Report on Form 10-K for the year ended December 31, 2015, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016, which are incorporated by reference herein (see “Incorporation of Documents By Reference”, beginning on page 34).

NASDAQ Market Symbol	VTNR

In this prospectus, unless otherwise indicated, the number of shares of our common stock and other capital stock, and the other information based thereon, is as of August 16, 20164, and excludes, except as set forth herein:

i)	2,958,582 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $4.69 per share;

ii)	7,353,061 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.34 per share;

1 Includes 1,615,354 shares of common stock representing (a) 299,509 shares of common stock issuable upon conversion of 299,509 outstanding shares of Series B Preferred Stock previously issued in-kind, in lieu of dividends payable in cash on Series B Preferred Stock (which convert into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)); and (b) 1,315,845 shares of common stock (i) issuable in lieu of dividends payable in cash, on outstanding shares of Series B Preferred Stock and additional shares of Series B Preferred Stock issued in the future, in-kind, in lieu of dividends payable in cash; or (ii) issuable upon conversion of additional shares of Series B Preferred Stock issued in-kind in the future (which convert into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)), in lieu of dividends payable in cash on the Series B Preferred Stock.

2 Does not include 1,258,928 shares of common stock which have been issued to date, but which are held in escrow in order to satisfy the indemnification obligations of certain prior acquisition and sale transactions undertaken by us.

3 Assumes the issuance of all 1,615,354 shares registered herein.

4 Does not include 1,258,928 shares of common stock which have been issued to date, but which are held in escrow in order to satisfy the indemnification obligations of certain prior acquisition and sale transactions undertaken by us.

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iii)	2,742,875 shares of common stock reserved for issuance under our 2008, 2009 and 2013 Stock Incentive Plans, as amended as applicable;

iv)	492,716 shares of common stock issuable upon the conversion of our 492,716 outstanding shares of Series A Convertible Preferred Stock;

v)	4,895,244 shares of common stock issuable upon conversion of our 4,895,244 outstanding shares of Series B Preferred Stock;

vi)	12,501,558 shares of common stock issuable upon conversion of our 12,501,558 outstanding shares of Series B1 Preferred Stock; and

vii)	3,156,800 shares of common stock issuable upon conversion of our 31,568 outstanding shares of Series C Convertible Preferred Stock.

 FORWARD-LOOKING STATEMENTS

This prospectus and the documents or information incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are subject to risks and uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. You should not unduly rely on these statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, among others:

•	risks associated with our outstanding credit facilities, including amounts owed, restrictive covenants, security interests thereon and our ability to repay such facilities and amounts due thereon when due;

•	the level of competition in our industry and our ability to compete;

•	our ability to respond to changes in our industry;

•	the loss of key personnel or failure to attract, integrate and retain additional personnel;

•	our ability to protect our intellectual property and not infringe on others’ intellectual property;

•	our ability to scale our business;

•	our ability to maintain supplier relationships and obtain adequate supplies of feedstocks;

•	our ability to obtain and retain customers;

•	our ability to produce our products at competitive rates;

•	material weaknesses in our internal controls over financial reporting;

•	our ability to execute our business strategy in a very competitive environment;

•	trends in, and the market for, the price of oil and gas and alternative energy sources;

•	our ability to maintain our relationship with KMTEX;

•	the impact of competitive services and products;

•	our ability to integrate acquisitions;

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•	our ability to complete future acquisitions;

•	our ability to maintain insurance;

•	potential future litigation, judgments and settlements;

•	rules and regulations making our operations more costly or restrictive;

•	changes in environmental and other laws and regulations and risks associated with such laws and regulations;

•	economic downturns both in the United States and globally;

•	risk of increased regulation of our operations and products;

•	negative publicity and public opposition to our operations;

•	disruptions in the infrastructure that we and our partners rely on;

•	an inability to identify attractive acquisition opportunities, successfully negotiate acquisition terms or effectively integrate acquired companies or businesses;

•	liabilities associated with acquired companies, assets or businesses;

•	interruptions at our facilities;

•	required earn-out payments and other contingent payments we are required to make;

•	unexpected changes in our anticipated capital expenditures resulting from unforeseen required maintenance, repairs, or upgrades;

•	our ability to acquire and construct new facilities;

•	certain events of default which have occurred under our debt facilities and previously been waived;

•	our ability to effectively manage our growth;

•	prohibitions on borrowing and other covenants of our debt facilities; and

•	the lack of capital available on acceptable terms to finance our continued growth.

We identify forward-looking statements by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate,” “hope,” “plan,” “believe,” “predict,” “envision,” “intend,” “will,” “continue,” “potential,” “should,” “confident,” “could” and similar words and expressions, although some forward-looking statements may be expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements. You should consider carefully the statements included in and incorporated by reference in this prospectus which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements.

The above statements are not the exclusive means of identifying forward-looking statements herein. Although forward-looking statements contained or incorporated by reference in this prospectus reflect our good faith judgment, such statements can only be based on facts and factors currently known to us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual outcomes may differ materially from the results and outcomes discussed in the forward-looking statements.

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Forward-looking statements speak only as of the date of this prospectus or the date of any document incorporated by reference in this prospectus, as applicable. Except to the extent required by applicable law or regulation, we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this prospectus, or to reflect the occurrence of unanticipated events.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, and the documents we incorporate by reference, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus, and the documents we incorporate by reference. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

RISK FACTORS

An investment in our securities involves a high degree of risk and many uncertainties including the risks and uncertainties described in the section entitled “Risk Factors”, in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”), and Part II, Item 1A of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016 (the “Form 10-Qs”), which are incorporated by reference into this prospectus. You should carefully consider the risk factors in our Form 10-K, Form 10-Qs and this prospectus before purchasing our securities. If one or more of the possibilities described as risks actually occurs, our operating results and financial condition would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in the securities we are offering.

RISKS RELATING TO THE MAY 2016 UNIT OFFERING

We face significant penalties and damages in the event our registration statement to register the securities issuable upon conversion/exercise of securities sold in the May 2016 Offering is subsequently suspended or terminated.

Under the May 2016 Purchase Agreement, the Company has agreed to register the shares of common stock issuable upon conversion of the Series B1 Preferred Stock and upon exercise of the May 2016 Warrants under the Securities Act, for resale by the Investors. The Company committed to file a registration statement on Form S-1 by the 30th day following the closing of the May 2016 Offering (June 12, 2016), which filing deadline was met, and to cause the registration statement to become effective by the 90th day following the closing (August 11, 2016)(or, in the event of a “full review” by the Securities and Exchange Commission, the 120th day following the closing (September 10, 2016)), which effectiveness deadline was met. The May 2016 Purchase Agreement provides for liquidated damages upon the occurrence of certain events, including, but not limited to, the failure by the Company to cause the registration statement to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription amount paid by an Investor for the May 2016 Units affected by the event that are still held by the May 2016 Investor upon the occurrence of the event, due on the date immediately following the event that caused such failure (or the 30th day following such event if the event relates to the suspension of the registration statement as described in the May 2016 Purchase Agreement), and each 30 days thereafter, with such payments to be prorated on a daily basis during each 30 day period, subject to a maximum of an aggregate of 6% per year. If we fail to pay any liquidated damages in full within seven days after the date payable, we are required to pay interest thereon at a rate of 12% per annum until paid in full. In the event the registration statement is subsequently suspended or terminated, or we otherwise fail to meet certain requirements set forth in the May 2016 Purchase Agreement, we could be required to pay significant penalties which could adversely affect our cash flow and cause the value of our securities to decline in value.

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RISKS RELATED TO OUR SECURITIES

We have established preferred stock which can be designated by the Board of Directors without shareholder approval and have established Series A Preferred Stock, Series B Preferred Stock, Series B1 Preferred Stock and Series C Preferred Stock, which give the holders thereof a liquidation preference and the ability to convert such shares into our common stock.

We have 50,000,000 shares of preferred stock authorized, which includes 5,000,000 shares of designated Series A Preferred Stock of which approximately 0.5 million shares are issued and outstanding, 10 million designated shares of Series B Preferred Stock, of which 4,895,244 shares are issued and outstanding, 17 million designated shares of Series B1 Preferred Stock, of which 12,501,558 shares are issued and outstanding and 44,000 designated shares of Series C Preferred Stock, of which 31,568 are issued and outstanding. The Series A Preferred Stock has a liquidation preference of $1.49 per share. The Series B Preferred Stock and Series B1 Preferred stock have a liquidation preference of $3.10 per share and $1.56 per share, respectively, payable only after the liquidation preference on the Series A Preferred Stock and amounts owed to our senior creditors are satisfied. The Series C Preferred Stock has a liquidation preference of $100.00 per share, payable only after the liquidation preference on the Series A Preferred Stock, Series B Preferred Stock and Series B1 Preferred Stock and amounts owed to our senior creditor are satisfied. As a result, if we were to dissolve, liquidate or sell our assets, the holders of our Series A Preferred Stock would have the right to receive up to the first approximately $0.7 million in proceeds from any such transaction, holders of our Series B Preferred Stock and Series B1 Preferred Stock would have the right to receive up to approximately $34.7 million of the remaining proceeds from any such transaction, and the holders of our Series C Preferred Stock would have the right to receive up to $3.2 million of the remaining proceeds from any such transaction, after the payment of amounts owed to certain other of our creditors, but before any amount is paid to the holders of our common stock. The payment of the liquidation preferences could result in common stock shareholders not receiving any consideration if we were to liquidate, dissolve or wind up, either voluntarily or involuntarily. Additionally, the existence of the liquidation preferences may reduce the value of our common stock, make it harder for us to sell shares of common stock in offerings in the future, or prevent or delay a change of control. Furthermore, the conversion of Series A Preferred Stock, Series B Preferred Stock and Series B1 Preferred Stock (each of which convert on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)) into common stock and the conversion of Series C Preferred Stock into common stock (which convert into 100 shares of common stock (subject to adjustments for stock splits and recapitalizations)) may cause substantial dilution to our common shareholders. Because our Board of Directors is entitled to designate the powers and preferences of the preferred stock without a vote of our shareholders, subject to NASDAQ rules and regulations, our shareholders will have no control over what designations and preferences our future preferred stock, if any, will have.

In addition to the above, we are required to redeem any non-converted shares of (a) Series B Preferred Stock, which remain outstanding on June 24, 2020, at the rate of $3.10 per share (or $15.2 million in aggregate as of the date of this filing); and (b) Series B1 Preferred Stock, which remain outstanding on June 24, 2020, at the rate of $1.56 per share (or $19.5 million in aggregate as of the date of this filing), subject to the terms of our senior loan documents, which funds we may not have, or which may not be available on favorable terms, if at all.

Our outstanding options, warrants and convertible securities may adversely affect the trading price of our common stock.

We have (i) 2,958,582 outstanding stock options at a weighted average exercise price of $4.69 per share; (ii) 7,353,061 outstanding warrants to purchase 7,353,061 shares of common stock at a weighted average exercise price of $2.34 per share; (iii) 492,716 shares of common stock issuable upon the conversion of our 492,716 outstanding shares of Series A Convertible Preferred Stock (which convert on a one-for-one basis (subject to adjustments for stock splits and recapitalizations) into common stock); (iv) 4,985,244 shares of common stock issuable upon conversion of our 4,985,244 outstanding shares of Series B Preferred Stock (which convert on a one-for-one basis (subject to adjustments for stock splits and recapitalizations) into common stock); (v) 12,501,558 shares of common stock issuable upon conversion of our 12,501,558 outstanding shares of Series B1 Preferred Stock (which convert on a one-for-one basis (subject to adjustments for stock splits and recapitalizations) into common stock); and (vi) 3,156,800 shares of common stock issuable upon conversion of our 31,568 outstanding shares of Series C Convertible Preferred Stock (which each convert into 100 shares of common stock (subject to adjustments for stock splits and recapitalizations)). For the life of the options and warrants, the holders have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership. The issuance of shares upon the exercise of outstanding securities will also dilute the ownership interests of our existing stockholders.

13

The availability of these shares for public resale, as well as any actual resales of these shares, could adversely affect the trading price of our common stock. We cannot predict the size of future issuances of our common stock pursuant to the exercise of outstanding options or warrants or conversion of other securities, or the effect, if any, that future issuances and sales of shares of our common stock may have on the market price of our common stock. Sales or distributions of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our common stock to decline.

The issuance and sale of common stock upon exercise of the May 2016 Warrants may cause substantial dilution to existing stockholders and may also depress the market price of our common stock.

The May 2016 Warrants have an exercise price of $1.53 per share. The May 2016 Warrants are exercisable beginning 185 days after the date of the closing of the Offering (November 14, 2016) and have a term of 5.5 years. The May 2016 Warrants contain a cashless exercise provision in connection with any shares that are not then registered by the Company. Although the May 2016 Warrants may not be exercised by the holders thereof if such exercise would cause such holder to own more than 9.999% of our outstanding common stock (or 4.999% in connection with certain holders), this restriction does not prevent such holder from exercising some of the May 2016 Warrant, selling those shares, and then exercising the rest of the May 2016 Warrant, while still staying below the 9.999% limit (or 4.999% limit as applicable). In this way, the holders of the Warrants could sell more than this limit while never actually holding more shares than this limit allows. If the holders of the May 2016 Warrants choose to do this, it will cause substantial dilution to the then holders of our common stock.

If exercises of the May 2016 Warrants and sales of such shares issuable upon exercise thereof take place, the price of our common stock may decline. In addition, the common stock issuable upon exercise of the May 2016 Warrants may represent overhang that may also adversely affect the market price of our common stock. Overhang occurs when there is a greater supply of a company’s stock in the market than there is demand for that stock. When this happens the price of the company’s stock will decrease, and any additional shares which shareholders attempt to sell in the market will only further decrease the share price. If the share volume of our common stock cannot absorb shares sold by the Warrant holders, then the value of our common stock will likely decrease.

RISKS RELATED TO OUR SERIES B1 PREFERRED STOCK

The issuance of common stock upon conversion of the Series B1 Preferred Stock will cause immediate and substantial dilution to existing shareholders.

The Series B1 Preferred Stock (including accrued and unpaid dividends) is convertible into shares of the Company’s common stock at the holder’s option at any time after closing at $1.56 per share (initially a one-for-one basis). If the Company’s common stock trades at or above $3.90 per share for a period of 20 consecutive trading days at any time following the earlier of (a) the effective date of a resale registration statement which we are required to file to register the resale of the shares of common stock underlying the Series B1 Preferred Stock and May 2016 Warrants pursuant to the May 2016 Purchase Agreement, or (b) November 13, 2016, the Company may at such time force conversion of the Series B1 Preferred Stock (including accrued and unpaid dividends) into common stock of the Company.

The issuance of common stock upon conversion of the Series B1 Preferred Stock will result in immediate and substantial dilution to the interests of other stockholders since the holders of the Series B1 Preferred Stock may ultimately receive and sell the full amount of shares issuable in connection with the conversion of such Series B1 Preferred Stock. Although the Series B1 Preferred Stock may not be converted by holder if such conversion would cause the holder to own more than 9.999% of our outstanding common stock (or 4.999% in connection with certain holders), this restriction does not prevent such holder from converting some of its holdings, selling those shares, and then converting the rest of its holdings, while still staying below the 9.999% limit (or 4.999% in connection with certain holders). In this way, the holders of the Series B1 Preferred Stock could sell more than this limit while never actually holding more shares than this limit allows. If the holders of the Series B1 Preferred Stock choose to do this, it will cause substantial dilution to the then holders of our common stock.

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Our Series B1 Preferred Stock accrues a cash dividend.

The Series B1 Preferred Stock accrues a dividend, payable quarterly in arrears (based on calendar quarters), in the amount of 6% per annum of the original issuance price of the Series B1 Preferred Stock ($1.56 per share or $19.5 million in aggregate), provided that such dividend increases to 9% if certain Consolidated Adjusted EBITDA targets are not met during 2016-2017, until the earlier of (a) the date the next target is met, or (b) June 30, 2018. The dividend is payable by the Company, at the Company’s election, in registered common stock of the Company (if available) or cash, provided that any cash dividend payment is subject to us previously having repaid all amounts owed to our senior lender. In the event dividends are paid in registered common stock of the Company, the number of shares payable will be calculated by dividing (a) the accrued dividend by (b) 90% of the arithmetic average of the volume weighted average price (VWAP) of the Company’s common stock for the 10 trading days immediately prior to the applicable date of determination (the “May 2016 Dividend Stock Payment Price”). Notwithstanding the foregoing, in no event may the Company pay dividends in common stock unless the applicable May 2016 Dividend Stock Payment Price is above $1.52. If the Company is prohibited from paying the dividend in cash (due to contractual senior credit agreements or other restrictions) or is unable to pay the dividend in registered common stock, the dividend will be paid in-kind in Series B1 Preferred Stock shares at $1.56 per share.

We may not have sufficient available cash to pay the dividends as they accrue. The payment of the dividends, or our failure to timely pay the dividends when due, could reduce our available cash on hand, have a material adverse effect on our results of operations and cause the value of our stock to decline in value. Additionally, the issuance of shares of common stock or additional shares of Series B1 Preferred Stock in lieu of cash dividends (and the subsequent conversion of such Series B1 Preferred Stock into common stock pursuant to the terms of such Series B1 Preferred Stock) could cause substantial dilution to the then holders of our common stock.

We may be required to issue additional shares of Series B1 Preferred Stock upon the occurrence of certain events.

As described above, in the event we do not have available cash to pay the dividends which accrue on the Series B1 Preferred Stock in cash, we are prohibited from paying such dividends in cash, and we do not have sufficient registered shares of common stock available to allow for the payment of such dividends in common stock or are otherwise prohibited from paying such dividends on shares of common stock pursuant to the terms of the Series B1 Preferred Stock designation, we are required to pay such dividends in-kind in Series B1 Preferred Stock shares at $1.56 per share, which will also include a $1.56 per share liquidation preference and the right to convert into common stock on a one-for-one basis.

The issuance and sale of common stock upon conversion of the Series B1 Preferred Stock may depress the market price of our common stock.

If conversions of the Series B1 Preferred Stock and sales of such converted shares take place, the price of our common stock may decline. In addition, the common stock issuable upon conversion of the Series B1 Preferred Stock may represent overhang that may also adversely affect the market price of our common stock. Overhang occurs when there is a greater supply of a company’s stock in the market than there is demand for that stock. When this happens the price of the company’s stock will decrease, and any additional shares which shareholders attempt to sell in the market will only further decrease the share price. If the share volume of our common stock cannot absorb converted shares sold by the Series B1 Preferred Stock holders, then the value of our common stock will likely decrease.

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USE OF PROCEEDS

The proceeds from the sale of the shares offered pursuant to this prospectus are solely for the accounts of the selling stockholders. Accordingly, we will not receive any of the proceeds from the sale of shares offered by this prospectus. See “Selling Stockholders” and “Plan of Distribution” below, beginning on pages 16 and 33, respectively.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees, and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees (if any), and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

The following table provides information regarding the selling stockholders and the number of shares the selling stockholders are offering under this prospectus. We have prepared this table based on information furnished to us by or on behalf of the selling stockholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Beneficial ownership is determined under Section 13(d) of the Exchange Act, and generally includes voting or investment power with respect to securities, including any securities that grant the selling stockholders the right to acquire common stock within 60 days of August 16, 2016. We believe that the selling stockholders have sole voting and investment power with respect to all shares beneficially owned. To our knowledge, none of the selling stockholders are affiliated with a broker-dealer registered under the Exchange Act, except as set forth in the footnotes below.

 The shares may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute shares or by other successors in interest. The information regarding shares beneficially owned after this offering assumes the sale of all shares offered by the selling stockholders in this prospectus. The selling stockholders may sell less than all of the shares listed in the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares the selling stockholders will sell under this prospectus.

The selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years, other than beneficial ownership of the shares described in the table below.

The selling stockholders have represented to us that they purchased the shares of common stock offered herein for their own account, for investment only and not with a view toward selling or distributing them in violation of the Securities Act, except in sales either registered under the Securities Act, or sales that are exempt from registration. In recognition of the fact that the selling stockholders, even though purchasing its shares for investment, may wish to be legally permitted to sell their shares when they deemed appropriate, we agreed with the selling stockholders to file a registration statement to register the resale of the shares. Information regarding the selling stockholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part, if required.

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		Number of Shares of Common Stock Beneficially Owned Prior to this Offering (1)		Number of Shares of Common Stock Being Offered (3)		Beneficial Ownership of Common Stock After Registration Assuming All Shares Are Sold (4)
Name of Selling Stockholders		Number	Percentage (2)			Number	Percentage
Adam Usdan	(5)	3,766,898	9.999%	90,796	(17)	3,690,973	9.999%
Ardsley Partners Renewable Energy Fund, L.P.	(6)	1,797,240	4.999%	125,304	(17)	1,764,409	4.999%
Carrhae & Co. fbo Wasatch Micro Cap Value Fund	(7)	781,208	2.6%	173,994	(17)	750,000	2.3%
Harbour Holdings Ltd.	(8)	504,018	1.7%	40,759	(17)	496,708	1.6%
Investor Company A/C 5J5505D	(9)	2,646,579	8.2%	561,244	(17)	2,545,914	7.5%
MAZ Partners LP	(10)	62,499	*	13,929	(17)	60,001	*
Pennington Capital LLC	(11)	907,209	3.0%	202,053	(17)	870,969	2.8%
Skylands Quest LLC	(12)	504,018	1.7%	16,849	(17)	500,996	1.6%
Skylands Special Investment II LLC	(13)	504,018	1.7%	9,218	(17)	502,364	1.6%
Skylands Special Investment LLC	(14)	504,018	1.7%	45,472	(17)	495,861	1.6%
Trellus Partners, LP	(15)	3,766,898	9.999%	246,098	(17)	3,690,973	9.999%
Trellus Small Cap Opportunity Fund, LP	(16)	3,766,898	9.999%	89,638	(17)	3,690,973	9.999%
				1,615,354

* Less than one percent (1%).

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* Less than one percent (1%).

(1)	“Beneficial ownership” means that a person, directly or indirectly, has or shares voting or investment power with respect to a security or has the right to acquire such power within 60 days. The number of shares beneficially owned is as of August 16, 2016, and the percentage is based upon 29,749,974 shares of our common stock outstanding as of August 16, 2016 (which does not include 1,258,928 shares which have been issued, but which are held in escrow in order to satisfy the indemnification obligations of certain prior acquisition and sale transactions undertaken by us).
(2)	Percentages are based solely on the Company’s common stock, and do not include 492,716 shares of Series A Convertible Preferred Stock, 4,895,244 shares of Series B Preferred Stock (except in connection with the beneficial ownership of applicable selling stockholders to the extent such selling stockholder holds shares of Series B Preferred Stock which are convertible into common stock), 12,501,558 shares of Series B1 Preferred Stock (except in connection with the beneficial ownership of applicable selling stockholders to the extent such selling stockholder holds shares of Series B1 Preferred Stock which are convertible into common stock), which vote one-for-one with the common stock of the Company and are convertible into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)(subject to the Series B1 Beneficial Ownership Limitation and the Beneficial Ownership Limitation described below under “Description of Capital Stock”) or 31,568 shares of Series C Convertible Preferred Stock which are convertible into 100 shares of common stock each and each vote 100 voting shares, subject to the Series C Beneficial Ownership Limitation described below under “Description of Capital Stock”.
(3)	Includes for each holder of Series B Preferred Stock, shares of common stock which may be issued from time to time (i) upon conversion of outstanding shares of Series B Preferred Stock previously issued to such holder in-kind, in lieu of dividends payable in cash on Series B Preferred Stock (which convert into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)); (ii) in lieu of dividends payable in cash, on outstanding shares of Series B Preferred Stock and additional shares of Series B Preferred Stock issued in the future, in-kind, in lieu of dividends payable in cash; or (iii) issuable upon conversion of additional shares of Series B Preferred Stock issued in-kind in the future (which convert into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)), in lieu of dividends payable in cash on outstanding shares of Series B Preferred Stock and additional shares of Series B Preferred Stock issued in the future, in-kind, in lieu of dividends payable in cash, which amounts described in (ii) and (iii) are not included in the “Number of Shares of Common Beneficially Owned Prior to this Offering” column as such shares are not currently beneficially owned and such selling stockholders do not have the right to acquire such securities within 60 days.
(4)	Assumes the sale of all shares offered herein. Based on 31,365,583 shares of common stock outstanding after this offering assuming all shares offered herein are issued and sold by the selling stockholders.
(5)	The address of the selling stockholder is 767 3rd Ave., 32nd Floor, New York, New York 10017. The number of shares beneficially owned prior to the offering includes shares beneficially owned by Trellus Partners, LP and Trellus Small Cap Opportunity Fund, LP which are beneficially owned by Trellus Management Company, LLC (collectively “Trellus”) and personally by Adam Usdan. Adam Usdan exercises voting and investment power with regard to the securities held by Trellus, Trellus Partners, LP and Trellus Small Cap Opportunity Fund, LP. The Series B Preferred, Warrants, Series B1 Preferred Stock and certain other warrants beneficially owned by the selling stockholder are subject to a provision prohibiting the conversion/exercise of such securities into common stock of the Company, if upon such conversion/exercise, the holder thereof would beneficially own more than 9.999% of the Company’s then outstanding common stock. While the “Percentage” owned column reflects this limitation and does not include such applicable securities in such percentage shown, the “Number of Shares of Common Stock Beneficially Owned” column represents the total shares beneficially owned without regard to the 9.999% beneficial ownership limitation.
(6)	The address of the selling stockholder is 262 Harbor Drive, 4th Floor, Stamford, CT 06902. Philip Hempleman exercises voting and investment power with regard to the securities held by Ardsley Partners Renewable Energy Fund, L.P. in his capacity as Portfolio Manager. Shares of Series B1 Preferred and certain warrants held by the selling stockholder are subject to a provision prohibiting the conversion of such Series B1 Preferred into common stock of the Company and exercise of such warrants into common stock of the Company, if upon such conversion/exercise, the holder thereof would beneficially own more than 4.999% of the Company’s then outstanding common stock. While the “Percentage” owned column reflects this limitation and does not include such Series B1 Preferred or warrants in such percentage shown, the “Number of Shares of Common Stock Beneficially Owned” column represents the total shares beneficially owned without regard to the 4.999% beneficial ownership limitation.

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(7)	The address of the selling stockholder is 505 Wakara Way, 3rd Floor, Salt Lake City, UT 84108. Brian Bythrow exercises voting and investment power with regard to the securities held by Carrhae & Co. fbo Wasatch Micro Cap Value Fund.
(8)	The address of the selling stockholder is c/o Skylands Capital, LLC, 1200 N. Mayfair Road, Suite 250, Milwaukee, WI 53226. Skylands Capital, LLC (“Skylands”) is registered with the SEC under the Investment Advisers Act of 1940, as amended. Skylands provides investment advisory services or sub-investment advisory services to various funds including Skylands Special Investment LLC (“Special”); Skylands Special Investment II LLC (“Special II”); Skylands Quest LLC (“Quest”); and Harbour Holdings Ltd. (“Harbour”). Voting and investment control over the securities held by Special, Special II, Quest and Harbour is exercised by Charles A. Paquelet, as the Manager of Skylands, the Portfolio Manager of Special, Special II, Quest and Harbour. Beneficial ownership in the table above for Special, Special II, Quest and Harbour includes all securities held by each of such entities due to their common voting and investment control.
(9)	The address of the selling stockholder is Suite 3200-1021 West Hastings Street, Vancouver, BC, Canada, V6E 0C3. Vertex One Asset Management Inc. (“Vertex One”) is the asset management firm which manages the Vertex Fund, an unincorporated open end investment trust, and the Vertex Growth Fund, a mutual fund trust. Separate from the shares of Series B Preferred Stock and Warrants beneficially owned by Vertex Fund, represented in the table above as held in the name of Investor Company A/C 5J5505D, Vertex Growth Fund beneficially owns 216,800 shares of the Company’s common stock, which are included in Vertex Fund’s beneficial ownership due to the common control of such entities as described below. John Thiessen, the lead Portfolio Manager of Vertex One, exercises voting and investment power with regard to the securities held by Vertex Fund and Vertex Growth Fund and may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Vertex Fund and Vertex Growth Fund. Vertex One is an unregistered broker-dealer which files reports with the SEC pursuant to Section 13(f) of the Exchange Act. Vertex Fund acquired the securities being registered hereunder in the ordinary course of business, and at the time of the acquisition of the securities, did not have any arrangements or understandings with any person to distribute such securities.
(10)	The address of the selling stockholder is 1130 Route 46, Suite 22, Parsippany, NJ 07054. Walter Schenker, the manager/principal of the general partner of Maz Partners LP, exercises voting and investment power with regard to the securities held by Maz Partners LP.
(11)	The address of the selling stockholder is 60 South Sixth Street, Suite 2560, Minneapolis, Minnesota 55402. Robert J. Evans, the Managing Partner of the selling stockholder, exercises voting and investment power with regard to the securities held by Pennington Capital.
(12)	The address of the selling stockholder is c/o Skylands Capital, LLC, 1200 N. Mayfair Road, Suite 250, Milwaukee, WI 53226. Beneficial ownership in the table above for Special, Special II, Quest and Harbour includes all securities held by each of such entities due to their common voting and investment control. See also Footnote 12 above.
(13)	The address of the selling stockholder is c/o Skylands Capital, LLC, 1200 N. Mayfair Road, Suite 250, Milwaukee, WI 53226. Beneficial ownership in the table above for Special, Special II, Quest and Harbour includes all securities held by each of such entities due to their common voting and investment control. See also Footnote 12 above.
(14)	The address of the selling stockholder is c/o Skylands Capital, LLC, 1200 N. Mayfair Road, Suite 250, Milwaukee, WI 53226. Beneficial ownership in the table above for Special, Special II, Quest and Harbour includes all securities held by each of such entities due to their common voting and investment control. See also Footnote 12 above.
(15)	The address of the selling stockholder is 767 3rd Ave., 32nd Floor, New York, New York 10017. The number of shares beneficially owned prior to the offering includes shares beneficially owned by Trellus Partners, LP and Trellus Small Cap Opportunity Fund, LP which are beneficially owned by Trellus and personally by Adam Usdan. Adam Usdan exercises voting and investment power with regard to the securities held by Trellus, Trellus Partners, LP and Trellus Small Cap Opportunity Fund, LP. The Series B Preferred, Warrants, Series B1 Preferred Stock and certain other warrants beneficially owned by the selling stockholder are subject to a provision prohibiting the conversion/exercise of such securities into common stock of the Company, if upon such conversion/exercise, the holder thereof would beneficially own more than 9.999% of the Company’s then outstanding common stock. While the “Percentage” owned column reflects this limitation and does not include such applicable securities in such percentage shown, the “Number of Shares of Common Stock Beneficially Owned” column represents the total shares beneficially owned without regard to the 9.999% beneficial ownership limitation.
(16)	The address of the selling stockholder is 767 3rd Ave., 32nd Floor, New York, New York 10017. The number of shares beneficially owned prior to the offering includes shares beneficially owned by Trellus Partners, LP and Trellus Small Cap Opportunity Fund, LP which are beneficially owned by Trellus and personally by Adam Usdan. Adam Usdan exercises voting and investment power with regard to the securities held by Trellus, Trellus Partners, LP and Trellus Small Cap Opportunity Fund, LP. The Series B Preferred, Warrants, Series B1 Preferred Stock and certain other warrants beneficially owned by the selling stockholder are subject to a provision prohibiting the conversion/exercise of such securities into common stock of the Company, if upon such conversion/exercise, the holder thereof would beneficially own more than 9.999% of the Company’s then outstanding common stock. While the “Percentage” owned column reflects this limitation and does not include such applicable securities in such percentage shown, the “Number of Shares of Common Stock Beneficially Owned” column represents the total shares beneficially owned without regard to the 9.999% beneficial ownership limitation.
(17)	Represents each selling stockholder’s portion of 1,615,354 shares of common stock being registered in the registration statement of which this prospectus forms a part, which represent common stock which may be issued from time to time upon conversion of outstanding shares of Series B Preferred Stock issued in-kind, in lieu of dividends payable in cash on the Series B Preferred Stock and/or issued from time to time (i) in lieu of dividends payable in cash, on additional shares of Series B Preferred Stock issued in-kind, in lieu of dividends payable in cash; or (b) upon conversion of additional shares of Series B Preferred Stock issued in-kind (which convert into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)), in lieu of dividends payable in cash, on outstanding shares of Series B Preferred Stock and additional shares of Series B Preferred Stock issued in the future, in-kind, in lieu of dividends payable in cash; on the Series B Preferred Stock, which amounts are not included in the “Number of Shares of Common Beneficially Owned Prior to this Offering” column as such shares are not currently beneficially owned and such selling stockholders do not have the right to acquire such securities within 60 days. The Series B Preferred Stock and Warrants are described in greater detail above under “Prospectus Summary” – “Unit Offering”.

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DESCRIPTION OF CAPITAL STOCK

We have authorized capital stock consisting of 750,000,000 shares of common stock, $0.001 par value per share and 50,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”).

We have 29,749,974 shares of our common stock outstanding (which number does not include 1,258,928 shares which have been issued, but which are held in escrow in order to satisfy the indemnification obligations of certain prior acquisition and sale transactions undertaken by us), 5,000,000 designated shares of Series A Convertible Preferred Stock (“Series A Preferred” or “Series A Preferred Stock”) and 492,716 shares of Series A Preferred outstanding, 10,000,000 designated shares of Series B Preferred Stock (“Series B Preferred” or “Series B Preferred Stock”), with 4,895,244 shares of Series B Preferred Stock issued and outstanding, 17,000,000 designated shares of Series B1 Preferred Stock (“Series B1 Preferred” or “Series B1 Preferred Stock”), with 12,501,558 shares of Series B1 Preferred Stock issued and outstanding, and 44,000 designated shares of Series C Convertible Preferred Stock (“Series C Preferred” or “Series C Preferred Stock”), with 31,568 shares of Series C Convertible Preferred Stock outstanding.

The following description of our capital stock is a summary only and is subject to and qualified in its entirety by reference to the applicable provisions of the Nevada Revised Statutes, and our charter and Bylaws, copies of which are on file with the SEC as exhibits to previous SEC filings. Please refer to the “Where You Can Find More Information” section of this prospectus for directions on obtaining these documents. You should refer to, and read this summary together with, our Articles of Incorporation, designations of preferred stock and Bylaws, each as amended and restated to date, to review all of the terms of our capital stock. Our Articles of Incorporation and amendments thereto are incorporated by reference as exhibits to the registration statement of which this prospectus is a part and other reports incorporated by reference herein.

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Common Stock

Each share of our common stock is entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by our Board of Directors. No holder of any shares of our common stock has a preemptive right to subscribe for any of our securities, nor are any shares of our common stock subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of the Company, and after payment to our creditors and preferred shareholders, if any, our assets will be divided pro rata on a share-for-share basis among the holders of our common stock. Each share of our common stock is entitled to one vote on all shareholder matters. Shares of our common stock do not possess any cumulative voting rights.

The presence of the persons entitled to vote a majority of the outstanding voting shares on a matter before the stockholders shall constitute the quorum necessary for the consideration of the matter at a stockholders’ meeting.

The vote of the holders of a majority of the shares cast on each proposal at a meeting at which a quorum is present constitute the act of the stockholders, except for the election of directors, who are appointed by a plurality of the shares entitled to vote at a meeting at which a quorum is present. The common stock does not have cumulative voting rights, which means that the holders of 51% of the common stock voting for election of directors can elect 100% of our directors if they choose to do so.

Our common stock is listed and traded on the Nasdaq Capital Market under the symbol “VTNR”.

Through December 31, 2016, but subject to the prior approval of the Nominating and Corporate Governance Committee of the Company, Omega Holdings Company LLC has the right to designate three persons to fill one position for nomination to serve on the Board of Directors of the Company, which nomination is subject to compliance with any rules of the SEC and further subject to the rights of the stockholders of the Company to vote for such nominee for election to the Board of Directors of the Company.

Preferred Stock

Shares of Preferred Stock may be issued from time to time in one or more series, each of which shall have such distinctive designation or title as shall be determined by our Board of Directors (“Board of Directors”) prior to the issuance of any shares thereof. Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of the directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

The powers, preferences and relative, participating, optional and other special rights of each class or series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Series A Convertible Preferred Stock

Holders of outstanding shares of Series A Preferred Stock are entitled to receive dividends, when, as, and if declared by our Board of Directors. No dividends or similar distributions may be made on shares of capital stock or securities junior to our Series A Preferred Stock until dividends in the same amount per share on our Series A Preferred Stock have been declared and paid. In connection with a liquidation, winding-up, dissolution or sale of the Company, each share of our Series A Preferred Stock is entitled to receive $1.49 prior to similar liquidation payments due on shares of our common stock or any other class of securities junior to the Series A Preferred Stock. Shares of Series A Preferred Stock are not entitled to participate with the holders of our common stock with respect to the distribution of any remaining assets of the Company.

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Each share of Series A Preferred Stock is entitled to that number of votes equal to the number of whole shares of common stock into which it is convertible. Generally, holders of our common stock and Series A Preferred Stock vote together as a single class.

Shares of Series A Preferred Stock automatically convert into shares of our common stock on the earliest to occur of the following:

•	The affirmative vote or written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock;

•	If the closing market price of our common stock averages at least $15.00 per share over a period of 20 consecutive trading days and the daily trading volume averages at least 7,500 shares over such period;

•	If we consummate an underwritten public offering of our securities at a price per share not less than $10.00 and for a total gross offering amount of at least $10 million; or

•	If a sale of the Company occurs resulting in proceeds to the holders of Series A Preferred Stock of a per share amount of at least $10.00.

Each share of Series A Preferred Stock converts into one share of common stock, subject to adjustment.

Series B Preferred Stock

The Series B Preferred Stock accrues a dividend, payable quarterly in arrears (based on calendar quarters), in the amount of 6% per annum of the original issuance price of the Series B Preferred Stock ($3.10 per share or $15 million in aggregate).

The dividend is payable by the Company, at the Company’s election, in registered common stock of the Company (if available) or cash, provided that any cash dividend payment is subject to us previously having repaid all amounts owed to our senior lender. In the event dividends are paid in registered common stock of the Company, the number of shares payable will be calculated by dividing (a) the accrued dividend by (b) 90% of the arithmetic average of the volume weighted average price (VWAP) of the Company’s common stock for the 10 trading days immediately prior to the applicable date of determination (the “Dividend Stock Payment Price”). Notwithstanding the foregoing, in no event may the Company pay dividends in common stock unless the applicable Dividend Stock Payment Price is above $2.91. If the Company is prohibited from paying the dividend in cash (due to contractual senior credit agreements or other restrictions) or is unable to pay the dividend in registered common stock, the dividend will be paid in-kind in Series B Preferred Stock shares at $3.10 per share.

The Series B Preferred Stock includes a liquidation preference (in the amount of $3.10 per share) which is junior to the Company’s previously outstanding shares of preferred stock, senior credit facilities and other debt holders as provided in further detail in the Designation.

The Series B Preferred Stock (including accrued and unpaid dividends) is convertible into shares of the Company’s common stock at the holder’s option at any time after closing at $3.10 per share (initially a one-for-one basis). If the Company’s common stock trades at or above $6.20 per share for a period of 20 consecutive trading days at any time following the earlier of (a) the effective date of a resale registration statement which we are required to file to register the resale of the shares of common stock underlying the Series B Preferred Stock and Warrants pursuant to the Purchase Agreement, which this prospectus forms a part of, or (b) December 24, 2015, the Company may at such time force conversion of the Series B Preferred Stock (including accrued and unpaid dividends) into common stock of the Company.

The Series B Preferred Stock votes together with the common stock on an as-converted basis, provided that each holder’s voting rights are subject to and limited by the Beneficial Ownership Limitation described below.

The Company has the option to redeem the outstanding shares of Series B Preferred Stock at $3.10 per share, plus any accrued and unpaid dividends on such Series B Preferred Stock redeemed, at any time beginning on June 24, 2017, and the Company is required to redeem the Series B Preferred Stock at $3.10 per share, plus any accrued and unpaid dividends, on June 24, 2020. Notwithstanding either of the foregoing, the Series B Preferred Stock may not be redeemed unless and until amounts outstanding under the Company’s senior credit facility have been paid in full.

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The Series B Preferred Stock contains a provision prohibiting the conversion of such Series B Preferred Stock into common stock of the Company, if upon such conversion, the holder thereof would beneficially own more than 9.999% of the Company’s then outstanding common stock (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation does not apply to forced conversions undertaken by the Company pursuant to the terms of the Designation (summarized above).

Series B1 Preferred Stock

The Series B1 Preferred Stock is subject to the terms and conditions and has the rights and preferences set forth in the Certificate of Designation of Vertex Energy, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of Its Series B1 Preferred Stock (the “Series B1 Designation”), which was filed with the Secretary of State of Nevada on May 12, 2016. The Series B1 Preferred Stock accrues a dividend, payable quarterly in arrears (based on calendar quarters), in the amount of 6% per annum of the original issuance price of the Series B1 Preferred Stock ($1.56 per share or $19.5 million in aggregate), provided that such dividend increases to 9% if the Consolidated Adjusted EBITDA (defined below) targets described below are not met during the periods indicated below during 2016-2017, until the earlier of (a) the date the next target is met, or (b) June 30, 2018. “Consolidated Adjusted EBITDA” means the Company’s operating income, plus (i) share-based compensation expense, (ii) depreciation and amortization, (iii) goodwill impairment charges, (iv) acquisition related expenses, (v) nonrecurring restructuring charges, and (vi) other non-cash expenses or one-time items, all as calculated in accordance with United States generally accepted accounting principles, as consistently applied by the Company.

The Consolidated Adjusted EBITDA targets are as follows:

Measurement Period	Consolidated Adjusted EBITDA
For the six months ending December 31, 2016	Negative $1,000,000
For the three months ending March 31, 2017	$1,000,000
For the six months ending June 30, 2017	$3,500,000
For the nine months ending September 30, 2017	$5,500,000
For the twelve months ending December 31, 2017	$7,500,000

The dividend is payable by the Company, at the Company’s election, in registered common stock of the Company (if available) or cash, subject to the terms of the Company’s senior loan documents. In the event dividends are paid in registered common stock of the Company, the number of shares payable will be calculated by dividing (a) the accrued dividend by (b) 90% of the arithmetic average of the volume weighted average price (VWAP) of the Company’s common stock for the 10 trading days immediately prior to the applicable date of determination (the “Dividend Stock Payment Price”). Notwithstanding the foregoing, in no event may the Company pay dividends in common stock unless the applicable Dividend Stock Payment Price is above $1.52. If the Company is prohibited from paying the dividend in cash (due to contractual senior credit agreements or other restrictions) or is unable to pay the dividend in registered common stock, the dividend will be paid in-kind in additional shares of Series B1 Preferred Stock shares based on the original Unit Price.

The Series B1 Preferred Stock includes a liquidation preference (in the amount of the Unit Price) which is junior to the Company’s Series A Preferred Stock, ranks senior to the Company’s Series C Preferred Stock and ranks equally with the Series B Preferred Stock. The Series B1 Preferred Stock also ranks junior to the Company’s credit facilities and other debt holders as provided in further detail in the Series B1 Designation.

The Series B1 Preferred Stock prohibits us from (i) increasing or decreasing (other than by redemption or conversion (as described in the Series B1 Designation)) the total number of authorized shares of Series B1 Preferred Stock (except to the extent required to issue payment-in-kind shares); (ii) re-issuing any shares of Series B1 Preferred Stock converted or redeemed; (iii) creating, or authorizing the creation of, or issuing or obligating the Company to issue shares of, any class or series of capital stock unless the same ranks junior to (and not pari passu with) the Series B1 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to (and not pari passu with) the Series B1 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption; (iv) issuing, incurring or obligating the Company to issue or incur any indebtedness that is convertible into, or exchangeable for, any equity security of the Company or instruments derivative of any equity security of the Company; (v) granting any rights to require a mandatory repurchase, retirement or redemption by the Company of any of the Company’s equity securities or instruments derivative of its equity securities on or prior to June 24, 2020, or issuing, incurring or obligating the Company to issue or incur, any indebtedness with a maturity date on or prior to June 24, 2020, that is convertible into, or exchangeable for, equity securities or instruments derivative of the Company’s equity securities; (vi) effecting an exchange, reclassification, or cancellation of all or a part of the Series B1 Preferred Stock (except pursuant to the terms of the Series B1 Designation); (vii) effecting an exchange, or creating a right of exchange, of all or part of the shares of another class of shares into shares of Series B1 Preferred Stock; (viii) issuing any shares of Series B1 Preferred Stock other than pursuant to the Purchase Agreement or as payment-in-kind shares; (ix) altering or changing the rights, preferences or privileges of the Series B1 Preferred Stock so as to affect adversely the shares of such series; or (x) amending or waiving any provision of the Company’s Articles of Incorporation or Bylaws relative to the Series B1 Preferred Stock so as to affect adversely the shares of Series B1 Preferred Stock in any material respect as compared to holders of other series, in each case without the prior written consent of holders of Series B1 Preferred Stock holding a majority of the then outstanding shares of Series B1 Preferred Stock.

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The Series B1 Preferred Stock (including accrued and unpaid dividends) is convertible into shares of the Company’s common stock at the holder’s option at any time after closing at the Unit Price (initially a one-for-one basis). If the Company’s common stock trades at or above $3.90 per share (250% of the Unit Price) for a period of 20 consecutive trading days at any time following the earlier of (a) the effective date of the resale registration statement (described below), or (b) six months after the closing of the Offering (November 13, 2016), the Company may at such time force conversion of the Series B1 Preferred Stock (including accrued and unpaid dividends) into common stock of the Company.

The Series B1 Preferred Stock votes together with the common stock on an as-converted basis, provided that each holder’s voting rights are subject to and limited by the Series B1 Beneficial Ownership Limitation described below.

The Company has the option to redeem the outstanding shares of Series B1 Preferred Stock at 110% of the Unit Price plus any accrued and unpaid dividends on such Series B1 Preferred Stock redeemed, at any time beginning on June 20, 2017 (the two year anniversary of the closing of the Company’s June 2015 offering of Series B Preferred Stock) and the Company is required to redeem the Series B1 Preferred Stock at the Unit Price plus any accrued and unpaid dividends on June 24, 2020 (the five year anniversary of the closing of the Company’s June 2015 offering of Series B Preferred Stock). Notwithstanding either of the foregoing, the Series B1 Preferred Stock may not be redeemed unless and until amounts outstanding under the Credit Agreement have been paid in full.

The Series B1 Preferred Stock contains a provision prohibiting the conversion of the Series B1 Preferred Stock into common stock of the Company, if upon such conversion or exercise, as applicable, the holder thereof would beneficially own more than 9.999% of the Company’s then outstanding common stock (the “Series B1 Beneficial Ownership Limitation”). The Series B1 Beneficial Ownership Limitation does not apply to forced conversions undertaken by the Company pursuant to the terms of the Series B1 Designation (summarized above).

Series C Convertible Preferred Stock

The Series C Preferred does not accrue a dividend, but has participation rights on an as-converted basis, to any dividends paid on the Company’s common stock (other than dividends paid solely in common stock). Each Series C Preferred share has a $100 face value, and a liquidation preference (in the amount of $100 per share) which is junior to the Company’s Series A Preferred, Series B Preferred and Series B1 Preferred, senior credit facilities and other debt holders as provided in further detail in the designation, but senior to the common stock.

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The Series C Preferred is convertible into shares of the Company’s common stock at the holder’s option at any time at $1.00 per share (initially a 100:1 basis (subject to adjustments for stock splits and recapitalizations)). The Series C Preferred votes together with the common stock on an as-converted basis, provided that each holder’s voting rights are subject to and limited by the Series C Beneficial Ownership Limitation described below and provided further that notwithstanding any of the foregoing, solely for purposes of determining the voting rights associated with the Series C Preferred, the voting rights accorded to such Series C Preferred will be determined as if converted at $1.05 per share (the market value of the common stock as of the close of trading on the day prior to the original issuance date of the Series C Preferred), and subject to equitable adjustment as discussed in the designation. There are no redemption rights associated with the Series C Preferred.

The Series C Preferred contains a provision prohibiting the conversion of the Series C Preferred into common stock of the Company, if upon such conversion or exercise, as applicable, the holder thereof would beneficially own more than 4.999% of the Company’s then outstanding common stock (the “Series C Beneficial Ownership Limitation”). The Series C Beneficial Ownership Limitation may be increased up and down on a per holder basis, with 61 days prior written notice from any holder, provided the Series C Beneficial Ownership Limitation may never be higher than 9.999%.

So long as any shares of Series C Preferred are outstanding, we are prohibited from undertaking any of the following without first obtaining the approval of the holders of a majority of the outstanding shares of Series C Preferred: (a) increasing or decreasing (other than by redemption or conversion) the total number of authorized shares of Series C Preferred; (b) re-issuing any shares of Series C Preferred converted; (c) creating, or authorizing the creation of, or issuing or obligating the Company to issue shares of, any class or series of capital stock unless the same ranks junior to (and not pari passu with) the Series C Preferred with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, or increasing the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to (and not pari passu with) the Series C Preferred with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company; (d) effecting an exchange, reclassification, or cancellation of all or a part of the Series C Preferred (except pursuant to the terms of the designation); (e) effecting an exchange, or creating a right of exchange, of all or part of the shares of another class of shares into shares of Series C Preferred (except pursuant to the terms of the designation); (f) issuing any additional shares of Series C Preferred; (g) altering or changing the rights, preferences or privileges of the shares of Series C Preferred so as to affect adversely the shares of such series; or (h) amending or waiving any provision of the Company’s Articles of Incorporation or Bylaws relative to the Series C Preferred so as to affect adversely the shares of Series C Preferred in any material respect as compared to holders of other series of shares.

Anti-Takeover Provisions Under The Nevada Revised Statutes

Business Combinations

Sections 78.411 to 78.444 of the Nevada revised statues (the “NRS”) prohibit a Nevada corporation from engaging in a “combination” with an “interested stockholder” for three years following the date that such person becomes an interested shareholder and place certain restrictions on such combinations even after the expiration of the three-year period. With certain exceptions, an interested stockholder is a person or group that owns 10% or more of the corporation’s outstanding voting power (including stock with respect to which the person has voting rights and any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding or upon the exercise of conversion or exchange rights) or is an affiliate or associate of the corporation and was the owner of 10% or more of such voting stock at any time within the previous three years.

A Nevada corporation may elect not to be governed by Sections 78.411 to 78.444 by a provision in its articles of incorporation. We have such a provision in our articles of incorporation, as amended, pursuant to which we have elected to opt out of Sections 78.411 to 78.444; therefore, these sections do not apply to us.

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Control Shares

Nevada law also seeks to impede “unfriendly” corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other shareholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person.

A Nevada corporation may elect to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS. We have no provision in our articles of incorporation pursuant to which we have elected to opt out of Sections 78.378 to 78.3793; therefore, these sections do apply to us.

Removal of Directors

Section 78.335 of the NRS provides that 2/3rds of the voting power of the issued and outstanding shares of the Company are required to remove a Director from office. As such, it may be more difficult for shareholders to remove Directors due to the fact the NRS requires greater than majority approval of the shareholders for such removal.

Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York 10004.

Listing on NASDAQ Capital Market

Our Common Stock is listed on the NASDAQ Capital Market under the symbol “VTNR.”

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock, preferred stock and voting securities by (i) each person who is known by the Company to own beneficially more than five percent (5%) of our outstanding voting stock; (ii) each of our directors; (iii) each of our executive officers and significant employees; and (iv) all of our current executive officers, significant employees and directors as a group, as of August 16, 2016.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and/or investing power with respect to securities. These rules generally provide that shares of common stock subject to options, warrants or other convertible securities that are currently exercisable or convertible, or exercisable or convertible within 60 days of August 16, 2016 (the “Determination Date”), are deemed to be outstanding and to be beneficially owned by the person or group holding such options, warrants or other convertible securities for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

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We believe that, except as otherwise noted and subject to applicable community property laws, each person named in the following table has sole investment and voting power with respect to the shares of common stock shown as beneficially owned by such person. Unless otherwise indicated, the address for each of the officers or directors listed in the table below is 1331 Gemini Street, Suite 250, Houston, Texas 77058.

Name	Number of Common Stock Shares (a)		Percent of Common Stock	Number of Series A Convertible Preferred Stock Shares(b)	Percent of Series A Convertible Preferred Stock	Number of Series B Preferred Stock Shares(c)	Percent of Series B Preferred Stock	Number of Series B1 Preferred Stock Shares(d)	Percent of Series B1 Preferred Stock	Number of Series C Convertible Preferred Stock Shares(e)	Percent of Series C Convertible Preferred Stock	Total Voting Shares	Percent of Total Voting Shares
Named Executive Officers and Directors
Benjamin P. Cowart	8,299,283	(1)	27.4%	—	—%	—	—%	32,305	* %	—	—%	8,331,588	16.8%
Chris Carlson	1,124,867	(2)	3.7%	—	—%	—	—%	32,305	* %	—	—%	1,157,172	2.3%
John Strickland	312,500	(3)	1.0%	—	—%	—	—%	—	—%	—	—%	312,500	* %
Dan Borgen	365,324	(4)	1.2%	—	—%	—	—%	—	—%	—	—%	365,324	* %
David Phillips	70,000	(5)	* %	—	—%	—	—%	—	—%	—	—%	70,000	* %
Christopher Stratton	170,000	(6)	* %	—	—%	—	—%	—	—%	—	—%	170,000	* %
Timothy C. Harvey	79,550	(7)	* %		—%		—%		—%		—%	79,550	* %
James P. Gregory	15,000	(8)	* %	—	—%	—	—%	—	—%	—	—%	15,000	* %
All Named Executive Officers and Directors as a Group (8 persons)	10,436,524		33.3%	—	—%	—	—%	64,610	* %	—	—%	10,501,134	21.4%

5% Stockholders (9)
Common Stock
Warren Ohio Holdings Co., LLC (10)	2,107,781	(11)	7.1%	—	—%	—	—%	—	—%	—	—%	2,107,781	4.3%
Series A Convertible Preferred Stock
Brent Cross (12)	—		—%	120,228	24.4%	—	—%	—	—%	—	—%	120,228	* %
Gerlach & Co (13)	—		—%	41,677	8.5%	—	—%	—	—%	—	—%	41,677	* %
E T C LLC (14)	—		—%	33,544	6.8%	—	—%	—	—%	—	—%	33,544	* %
Frederick W B Vogel (15)	—		—%	30,072	6.1%	—	—%	—	—%	—	—%	30,072	* %
Pension Plan & Trust (16)	—		—%	29,917	6.1%	—	—%	—	—%	—	—%	29,917	* %
Series B Preferred Stock
Vertex One Asset Management Inc. on behalf of the Vertex Fund registered as Investor Company 5J5505D (17)	2,646,579		8.2%	—		1,713,568	35.0%	—	—%	—	—%	2,646,579	5.3%
Trellus Management Company, LLC (18)	3,766,898	(19)	9.999%	—		1,304,345	26.6%	484,564	3.9%	—	—%	3,766,898	7.6%
Pennington Capital LLC (20)	907,209		3.0%	—	—%	616,886	12.6%	—	—%	—	—%	907,209	1.8%
Carrhae & Co. fbo Wasatch Micro Cap Value Fund (21)	781,208		2.6%	—	—%	531,208	10.9%	—	—%	—	—%	781,208	1.6%
Ardsley Partners Renewable (22)	1,797,240	(23)	4.999%	—	—%	344,012	7.0%	1,130,647	9.1%	—	—%	1,797,240	3.6%

Series B1 Preferred Stock
Richard Jacinto II (24)	5,474,364	(25)	4.999%					4,504,443	36%	—	—%	5,474,364	4.999%
Prescott Group Aggressive Small Cap Master Fund, G.P.(26)	3,888,856	(27)	9.999%					3,378,328	27%	—	—%	3,888,856	7.8%
James E. Douglas Jr. and Jean A. Douglas (28)	1,296,315		4.2%					1,126,137	9.1%	—	—%	1,296,315	2.6%

Series C Convertible Preferred Stock
Fox Encore 05 LLC (29)	1,487,201	(30)	4.999%	—	—%	—	—%	—	—%	31,568	100%	1,487,201	4.999%

* Indicates beneficial ownership of less than 1% of the total outstanding common stock, preferred stock or voting stock, as applicable.

(a) Includes (i) options, warrants and convertible securities exercisable or convertible for common stock, and (ii) shares of common stock issuable upon conversion of preferred stock, which shares are also provided separately in the table above where applicable, each within 60 days of the Determination Date.

(b) Each share of Series A Convertible Preferred Stock converts into common stock at the option of each holder on a one-for-one basis and votes one voting share on all stockholder matters.

(c) Each share of Series B Preferred Stock converts into common stock at the option of each holder on a one-for-one basis and votes one voting share on all stockholder matters. The Series B Preferred Stock are subject to a provision prohibiting the conversion of such Series B Preferred Stock shares into common stock of the Company, if upon such conversion, the holder thereof would beneficially own more than 9.999% of the Company’s then outstanding common stock. While the “Percentage” owned column reflects this limitation (in the event the percentage of total beneficial ownership would have exceeded 9.999%, but for the limitation), the “Number of Shares” columns represent the total shares beneficially owned without regard to the 9.999% beneficial ownership limitation.

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(d) Each share of Series B1 Preferred Stock converts into common stock at the option of each holder on a one-for-one basis and votes one voting share on all stockholder matters. The Series B1 Preferred Stock are subject to a provision prohibiting the conversion of such Series B1 Preferred Stock shares into common stock of the Company, if upon such conversion, the holder thereof would beneficially own more than 9.999% of the Company’s then outstanding common stock. While the “Percentage” owned column reflects this limitation (in the event the percentage of total beneficial ownership would have exceeded 9.999%, but for the limitation), the “Number of Shares” columns represent the total shares beneficially owned without regard to the 9.999% beneficial ownership limitation. Additionally certain shareholders of the Company’s Series B1 Preferred Stock, as discussed in the footnotes below, have agreed to reduce the beneficial ownership percentage of the Series B1 Preferred Stock to 4.99%.

(e) Each share of Series C Convertible Preferred Stock converts into 100 shares of common stock at the option of the holder thereof, and votes 100 voting shares, provided that, that each holder’s conversion and voting rights are limited such that any holder thereof cannot beneficially own (i.e., convert the preferred stock into or vote shares of Series C Convertible Preferred Stock representing) more than 4.999% of the Company’s then outstanding common stock upon conversion or voting (the “Series C Beneficial Ownership Limitation”).

(1) Includes 100,765 shares held by VTX, Inc. (“VTX”), 7,500 shares of common stock owned by Vertex Holdings, L.P. (“Holdings”) which Mr. Cowart has control over and which shares Mr. Cowart is deemed to beneficially own, includes 4,796,761 shares of common stock held through Mr. Cowart’s family partnership (B&S Cowart II Family LP), which shares he is deemed to beneficially own, 2,389,364 shares of common stock which Mr. Cowart holds personally, and 244,299 shares each (488,598 in aggregate) held by The Benjamin Paul Cowart 2015 Grantor Retained Trust and Shelley T. Cowart, Mr. Cowart’s wife, which shares Mr. Cowart is deemed to beneficially own. Also includes warrants to purchase an aggregate of 2,214 shares of our common stock held by VTX, at various exercise prices from $11.10 to $27.00 per share, and with various expiration dates from between November 4, 2016 and May 21, 2017 (the “Make-Whole Warrants”). Also includes warrants to purchase 8,013 shares of the Company’s common stock with an exercise price of $1.53 per share, which expire if unexercised on November 13, 2021 (the “B1 Warrants”). Also includes Make-Whole Warrants to purchase an aggregate of 187,161 shares of our common stock held personally by Mr. Cowart. Also includes warrants to purchase 219,868 shares of common stock at an exercise price of $3.01 per share, of which warrants to purchase 109,934 shares of common stock are each held by The Benjamin Paul Cowart 2012 Grantor Retained Annuity Trust and The Shelley T. Cowart 2012 Grantor Retained Annuity Trust, which warrants Mr. Cowart is deemed to beneficially own. Also includes options to purchase 25,000 shares of our common stock at an exercise price of $3.03 per share and options to purchase 50,000 shares at $3.26 per share. Does not include options to purchase 50,000 shares at an exercise price of $3.03 per share, which options have not vested to Mr. Cowart and which do not vest within 60 days of the Determination Date. Does not take into effect the beneficial ownership limitation of the Series B1 Preferred Stock or B1 Warrants.

(2) Includes Make-Whole Warrants to purchase 11,730 shares of our common stock, options to purchase 140,000 shares of our common stock at an exercise price of $1.20 per share, options to purchase 100,000 shares of our common stock at an exercise price of $2.75 per share, options to purchase 50,000 shares of common stock at an exercise price of $2.96 per share and options to purchase 18,750 shares of common stock at an exercise price of $3.15 per share. Does not include options to purchase 50,000 shares of our common stock at an exercise price of $2.96 per share or options to purchase 56,250 shares of our common stock at an exercise price of $3.15 per share, which options have not vested to Mr. Carlson and which do not vest within 60 days of the Determination Date. Also includes warrants to purchase 8,013 shares of the Company’s common stock with an exercise price of $1.53 per share, which expire if unexercised on November 13, 2021.

(3) Includes options to purchase 50,000 shares of common stock at an exercise price of $2.75 per share, options to purchase 150,000 shares of common stock at an exercise price of $1.82 per share, and options to purchase 50,000 shares of common stock at an exercise price of $7.55 per share. Does not include options to purchase 50,000 shares of common stock at an exercise price of $7.55 per share, which options have not vested to Mr. Strickland and which do not vest within 60 days of the Determination Date.

(4) Includes options to purchase 20,000 shares of our common stock at an exercise price of $1.20 per share, options to purchase 80,000 shares of our common stock at an exercise price of $0.45 per share, options to purchase 25,000 shares of our common stock at an exercise price of $2.75 per share, options to purchase 30,000 shares of common stock at an exercise price of $2.96 per share and options to purchase 15,000 shares of common stock at an exercise price of $2.08 per share. Does not include options to purchase 30,000 shares of common stock at an exercise price of $2.96 per share or options to purchase 45,000 shares of common stock at an exercise price of $2.08 per share, which options have not vested to Mr. Borgen and which do not vest within 60 days of the Determination Date. Also includes 195,324 shares of common stock held by KKB Holdings LLC, a limited liability company which is owned by a Family Trust, which entity is owned by family members of Dan Borgen, who serves as a member of and as President of such entity, which securities Mr. Borgen is deemed to beneficially own.

(5) Includes options to purchase 25,000 shares of common stock at an exercise price of $2.75 per share, options to purchase 30,000 shares of common stock at an exercise price of $2.96 per share and options to purchase 15,000 shares of common stock at an exercise price of $2.08 per share. Does not include options to purchase 30,000 shares of our common stock at an exercise price of $2.96 per share or options to purchase 45,000 shares of common stock at an exercise price of $2.08 per share, which options have not vested to Mr. Phillips and which do not vest within 60 days of the Determination Date.

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(6) Includes options to purchase 100,000 shares of our common stock at an exercise price of $0.45 per share, options to purchase 25,000 shares of common stock at an exercise price of $2.75 per share, options to purchase 30,000 shares of common stock at an exercise price of $2.96 per share and options to purchase 15,000 shares of common stock at an exercise price of $2.08 per share. Does not include options to purchase 30,000 shares of common stock at an exercise price of $2.96 per share or options to purchase 45,000 shares of common stock at an exercise price of $2.08 per share, which options have not vested to Mr. Stratton and which do not vest within 60 days of the Determination Date.

(7) Includes 4,000 shares of common stock held in the name of the Caylyn Harvey Trust, 1,800 shares of common stock held in the name of the Lexie Harvey Irrevocable Trust and 10,000 shares of common stock held in the name of the Timothy & Melinda Harvey TTEES Harvey Trust U/A DTD 09/14/92, which shares Mr. Harvey is deemed to beneficially own. Includes options to purchase 30,000 shares of common stock at an exercise price of $2.96 per share, options to purchase 18,750 shares of common stock at an exercise price of $6.615 per share and options to purchase 15,000 shares of common stock at an exercise price of $2.08 per share. Does not include options to purchase 30,000 shares of common stock at an exercise price of $2.96 per share, options to purchase 56,250 shares of common stock at an exercise price of $6.615 per share or options to purchase 45,000 shares of common stock at an exercise price of $2.08 per share, which options have not vested to Mr. Harvey and which do not vest within 60 days of the Determination Date.

(8) Includes options to purchase 15,000 shares of common stock at an exercise price of $2.08 per share. Does not include options to purchase 45,000 shares of common stock at an exercise price of $2.08 per share, which options have not vested to Mr. Gregory and which do not vest within 60 days of the Determination Date.

(9) To our knowledge, except as noted in the table above, no person or entity is the beneficial owner of more than 5% of the voting power of the Company’s common stock, or any series of preferred stock. Preferred Stock stockholders who have the right to convert such preferred stock into, and/or vote more than, 5% or more of our outstanding common stock, but which do not own more than 5% of our common stock prior to such conversion(s) as of the Determination Date, are listed in the specific table relating to the preferred stock shares which they own.

(10) Address is 727 South 13th Street, Omaha, Nebraska 68102. The beneficial owner of the shares held by Warren Ohio Holdings Co., LLC. is Robert N. Schlott, its Chairman.

(11) Includes 150,000 shares held in escrow in order to provide for indemnification rights pursuant to the terms of that certain Asset Purchase Agreement between the Company and Warren Ohio Holdings Co., LLC. f/k/a Heartland Group Holdings, LLC, which closed in December 2014.

(12) Address is 1 Landmark Square, Stamford, Connecticut 06901.

(13) Address is 3800 Citibank Center Tampa, Bld B Flr 3 Sec 12, Tampa, Florida 33610. All information comes from the Company’s Series A Convertible Preferred Stock stockholders list as maintained by the Company’s transfer agent. The Company has no knowledge of the individual beneficial owner of the shares held by the named stockholder.

(14) Address is 1981 Mas 100, New Hype Park, New York 11042. All information comes from the Company’s Series A Convertible Preferred Stock stockholders list as maintained by the Company’s transfer agent. The Company has no knowledge of the individual beneficial owner of the shares held by the named stockholder.

(15) Address is 902 Duke St, Shelby, North Carolina 28150. All information comes from the Company’s Series A Convertible Preferred Stock stockholders list as maintained by the Company’s transfer agent. The Company has no knowledge of the individual beneficial owner of the shares held by the named stockholder.

(16) Address is 850 Corbett Ave, Suite 6, San Francisco, California 94131. All information comes from the Company’s Series A Convertible Preferred Stock stockholders list as maintained by the Company’s transfer agent. The Company has no knowledge of the individual beneficial owner of the shares held by the named stockholder.

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(17) Address is #1920-1177 W. Hastings St., Vancouver, BC V6E 2K3. Vertex One Asset Management Inc. (“Vertex One”) is the asset management firm which manages the Vertex Fund, an unincorporated open end investment trust, and the Vertex Growth Fund, a mutual fund trust. John Thiessen, the lead Portfolio Manager of Vertex One, exercises voting and investment power with regard to the securities held by Vertex Fund and Vertex Growth Fund and may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Vertex Fund and Vertex Growth Fund. Vertex One is an unregistered broker-dealer which files reports with the SEC pursuant to Section 13(f) of the Exchange Act.

(18) Address is 350 Madison Avenue, 8th Floor, New York, NY 10017.

(19) Represents securities beneficially owned by Trellus Small Cap Opportunity Fund, LP and Trellus Partners, LP, which are beneficially owned by Trellus Management Company, LLC (“Trellus”) and Adam Usdan, the President of Trellus, who may be deemed to beneficially own the securities owned by Trellus. Ownership of Series B Preferred Stock and Series B1 Preferred Stock are subject to the beneficial ownership limitations described in footnotes (c) and (d) above. Ownership of certain other convertible securities held by the stockholder are also subject to similar beneficial ownership limitations.

(20) Address is 60 South Sixth Street, Suite 2560, Minneapolis, Minnesota 55402. Robert J. Evans, the Managing Partner of the stockholder, exercises voting and investment power with regard to the securities held by Pennington Capital.

(21) Address is 505 Wakara Way, 3rd Floor, Salt Lake City, UT 84108. Brian Bythrow exercises voting and investment power with regard to the securities held by Carrhae & Co. fbo Wasatch Micro Cap Value Fund.

(22) Address is 262 Harbor Drive, 4th Floor, Stamford, CT 06902. Philip Hempleman exercises voting and investment power with regard to the securities held by Ardsley Partners Renewable Energy Fund, L.P. in his capacity as Portfolio Manager.

(23) Ownership of Series B Preferred Stock and Series B1 Preferred Stock are subject to the beneficial ownership limitations described in footnotes (c) and (d) above, and an additional, contractually agreed to beneficial ownership limitation, which reduced the 9.99% ownership limitation described in footnote (d) above to 4.999%. Ownership of certain other convertible securities held by the stockholder are also subject to similar beneficial ownership limitations.

(24) Address is P.O. Box 7080, San Carlos, CA 94070.

(25) Ownership of Series B1 Preferred Stock is subject to the beneficial ownership limitation described in footnote (d) above, and an additional, contractually agreed to beneficial ownership limitation, which reduced the 9.99% ownership limitation described in footnote (d) above to 4.999%. Ownership of certain other convertible securities held by the stockholder is also subject to similar beneficial ownership limitation.

(26) Address is 1924 S. Utica Ave, Suite 1120, Tulsa, OK 74104. Phil Frohlich, the Manager of the stockholder, exercises voting and investment power with regard to the securities held by Prescott Group Aggressive Small Cap Master Fund, G.P.

(27) Ownership of Series B1 Preferred Stock is subject to the beneficial ownership limitation described in footnote (d) above. Ownership of certain other convertible securities held by the stockholder are also subject to a similar beneficial ownership limitation.

(28) Address is 125 E. Sir Francis Dr. Blvd., Suite 400, Larkspur, CA 94939. James E. Douglas Jr. and Jean A. Douglas, as trustees, have beneficial ownership over the shares held by the Alexander Douglas 2K3 Trust, the Amanda Douglas 2K3 Trust and the Jake Douglas 2K3 Trust.

(29) Address is 12411 Ventura Blvd., Studio City, California 91604. Shares held by Fox Encore 05 LLC, are beneficially owned by ACF Property Management, Inc. (“ACF”), its managing member, and Alan C. Fox, the President of ACF.

(30) As a result of the Series C Beneficial Ownership Limitation described in footnote (e) above, the holder of the Series C Convertible Preferred Stock is limited to voting (together with other voting securities held by such holder) not more than 4.99% of the Company’s outstanding shares of common stock on any stockholder vote.

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PLAN OF DISTRIBUTION

We are registering for resale by the selling stockholders and certain transferees a total of 1,615,354 shares of common stock including (a) 299,509 shares of common stock issuable upon conversion of 299,509 outstanding shares of Series B Preferred Stock previously issued in-kind, in lieu of dividends payable in cash on Series B Preferred Stock (which convert into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)); and (b) 1,315,845 shares of common stock (i) issuable in lieu of dividends payable in cash, on outstanding shares of Series B Preferred Stock and additional shares of Series B Preferred Stock issued in the future, in-kind, in lieu of dividends payable in cash; or (ii) issuable upon conversion of additional shares of Series B Preferred Stock issued in-kind in the future (which convert into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)), in lieu of dividends payable in cash on outstanding shares of Series B Preferred Stock and additional shares of Series B Preferred Stock issued in the future, in-kind, in lieu of dividends payable in cash. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock. If the shares of common stock are sold through broker-dealers or agents, the selling stockholder will be responsible for any compensation to such broker-dealers or agents.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus.

The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

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The selling stockholders will sell their shares of common stock subject to the following:

•	all or a portion of the shares of common stock beneficially owned by the selling stockholders or their perspective pledgees, donees, transferees or successors in interest, may be sold on the over-the-counter market, any national securities exchange or quotation service on which the shares of our common stock may be listed or quoted at the time of sale, in the over-the counter market, in privately negotiated transactions, through the writing of options, whether such options are listed on an options exchange or otherwise, short sales or in a combination of such transactions;

•	each sale may be made at market price prevailing at the time of such sale, at negotiated prices, at fixed prices or at carrying prices determined at the time of sale;

•	some or all of the shares of common stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions or hedging transactions. The selling stockholders may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions or loan or pledge shares of common stock to broker-dealers or agents that in turn may sell such shares; and

•	in connection with such sales through one or more broker-dealers or agents, such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and may receive commissions from the purchasers of the shares of common stock for whom they act as broker-dealer or agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transaction involved). Any broker-dealer or agent participating in any such sale may be deemed to be an “underwriter” within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any shares of common stock from or through such broker-dealer or agent. We have been advised that, as of the date hereof, none of the selling stockholders have made any arrangements with any broker-dealer or agent for the sale of their shares of common stock.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profits realized by the selling stockholders and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. A selling stockholder may also transfer, devise or gift the shares of common stock by other means not covered in this prospectus in which case the transferee, devisee or giftee will be the selling stockholder under this prospectus.

If required at the time a particular offering of the shares of common stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

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We will bear all expenses of the registration of the shares of common stock including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with the state securities of “blue sky” laws. The selling stockholders will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling stockholders, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling stockholder will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related securities purchase agreement or we will be entitled to contribution. Once sold under this registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

The consolidated financial statements of Vertex Energy, Inc. as of December 31, 2015 and for the year ended December 31, 2015 have been audited by Hein & Associates LLP, an independent registered public accounting firm, as stated in their report thereon (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's ability to continue as a going concern), and have been incorporated by reference in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated balance sheets of the Company as of December 31, 2014, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2014, appearing in the Company’s Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2014, have been audited by LBB & Associates Ltd., LLP, as set forth in their report thereon, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered by this prospectus have been passed upon for us by The Loev Law Firm, PC. David M. Loev, the President and sole owner of The Loev Law Firm, PC, beneficially owns 7,500 shares of common stock and stock options to purchase 10,000 shares of our common stock at an exercise price of $1.20 per share, of which all of such options have fully vested, and which options have a term of 10 years and expire in May 2018.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the “Investor Relations,” “SEC Filings” page of our website at www.vertexenergy.com. Information on our web site is not part of this prospectus, and we do not desire to incorporate by reference such information herein. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC like us. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

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This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The securities offered under this prospectus are offered only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus, or any sale of the securities.

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings and documents. You should review the complete document to evaluate these statements.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus, and any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or free writing prospectus provided to you in connection with this offering, or in any other document we subsequently file with the SEC that also is incorporated by reference in this prospectus, modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus. The following documents filed with the SEC are hereby incorporated by reference in this prospectus; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on April 4, 2016;

•	Our Definitive Proxy Statement on Schedule 14A for our 2016 Annual Meeting of Shareholders, filed with the SEC on April 25, 2016;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016, filed with the SEC on May 12, 2016 and August 11, 2016, respectively;

•	Our Current Reports on Form 8-K and Form 8-K/A (other than information furnished rather than filed) filed with the SEC on January 15, 2016; February 3, 2016; February 22, 2016; May 10, 2016; May 13, 2016; June 14, 2016; and August 4, 2016; and

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on February 12, 2013 (File No. 001-11476) pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Additionally, all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” or may in the future “furnish” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

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We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to the following person:

Vertex Energy, Inc.

1331 Gemini Street, Suite 250

Houston, TX 77058

Attn: Chris Carlson, Secretary

chrisc@vertexenergy.com

Phone: (866) 660-8156

Fax: (281) 754-4185

Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference.

We maintain an Internet website at www.vertexenergy.com where the incorporated reports listed above can be accessed. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

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VERTEX ENERGY, INC.

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1,615,354 Shares of Common Stock

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PROSPECTUS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.